Exhibit 99.41

ENERGY FUELS INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1	Name and Address of Company

Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, Ontario M5C 2B6

Energy Fuels Inc. is referred to in this Report as “EFI” or the “Company”.

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this Report:

Jeffrey L. Vigil Chief Financial Officer Telephone: (303) 974-2140

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

EFI acquired all of the issued and outstanding shares of Titan Uranium Inc. (“Titan”) (the “Acquisition) pursuant to a Plan of Arrangement (the “Arrangement”) under the Canada Business Corporations Act. Pursuant to the Arrangement, Titan shareholders received 0.68 of an EFI common share for each common share of Titan held (the “Share Exchange Ratio”). Under the terms of the Arrangement, all outstanding warrants of Titan became exercisable for common shares in EFI, as adjusted pursuant to the Share Exchange Ratio.

Further details regarding the Arrangement can be found in the business combination agreement between Titan and EFI dated December 5, 2011, the joint news release issued by Titan and EFI dated December 6, 2011, the material change report filed by EFI on December 7, 2011, the management information circular of Titan dated January 9, 2012, the management information circular of EFI dated January 10, 2012, the joint news releases issued by Titan and EFI dated February 2, 2012, February 10, 2012, February 14, 2012 and February 29, 2012, and the material change report filed by EFI on March 8, 2012, each of which has been filed on SEDAR and is available at www.sedar.com.

2.2	Date of Acquisition

The Acquisition was completed on February 29, 2012.

2.3	Consideration

An aggregate of 89,063,997 common shares of EFI (subject to rounding) were issued or made issuable in exchange for Titan shares. In addition, EFI reserved for issuance 14,926,881 EFI common shares issuable upon exercise of previously granted Titan warrants.

2.4	Effect on Financial Position

The Company currently has no plans or proposals for material changes in the business affairs of EFI or Titan which may have a significant effect on the results of operations or financial position of EFI. The effect of the acquisition of Titan on EFI’s financial position is outlined in the unaudited pro forma financial statements attached as Schedule “C” hereto.

2.5	Prior Valuations

No valuation opinions were obtained by EFI or, to the knowledge of EFI, by Titan, within the 12 months preceding the date of the Acquisition. Titan obtained a fairness opinion in respect of the Acquisition, a copy of which was attached as a schedule to the management information circular of Titan dated January 9, 2012 which was filed by Titan on www.sedar.com on January 12, 2012. EFI also obtained a fairness opinion in respect of the Acquisition, a copy of which was attached as a schedule to the management information circular of EFI dated January 10, 2012 which was filed by EFI on www.sedar.com on January 17, 2012.

2.6	Parties to Transaction

The Acquisition was not with informed persons, associates or affiliates of EFI. At completion of the Acquisition, Titan nominated three persons to the EFI Board.

2.7	Date of Report

May 10, 2012

Item 3 – Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 are attached hereto as follows.

(a)	Audited consolidated financial statements of Titan as at and for the years ended August 31 2011 and August 31, 2010, attached hereto as Schedule “A”;
(b)	Unaudited condensed interim consolidated financial statements of Titan as at and for the three months ended November 30, 2011, attached hereto as Schedule “B”; and
(c)

Unaudited pro forma condensed consolidated statements of financial position as at September 30, 2011, the unaudited pro forma condensed consolidated statements of comprehensive loss for the year ended September 30, 2011, and the unaudited pro forma condensed consolidated statements of comprehensive income (loss) for the three months ended December 31, 2011 of EFI, attached hereto as Schedule “C”.

The auditors of Titan have not given their consent to the inclusion of their audit report in this Report.

SCHEDULE “A”

Audited consolidated financial statements of Titan as at and for the years ended August 31, 2011 and August 31, 2010

Titan Uranium Inc.
(a development stage company)

Titan Uranium Inc.
(a development stage company)

Consolidated Financial Statements
August 31, 2011 and 2010

Titan Uranium Inc.
(a development stage company)

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Titan Uranium Inc. are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in conformity with Canadian generally accepted accounting principles. The consolidated financial statements include some amounts that are based on best estimates and judgments.

The management of the Company, in furtherance of the integrity and objectivity of data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes the internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for preparation of consolidated financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements through its audit committee, the majority of which are independent directors. The audit committee reviewed the Company’s annual consolidated financial statements and recommended their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without management being present.

The shareholders’ auditors, Davidson & Company LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards, have examined these consolidated financial statements and their independent professional opinion on the fairness of the consolidated financial statements is attached.

“Rahoul Sharan”	“Chris Healey”

Chief Financial Officer	President, CEO and Director

December 16, 2011

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Titan Uranium Inc.

We have audited the accompanying consolidated financial statements of Titan Uranium Inc. which comprise the consolidated balance sheet as at August 31, 2011 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Titan Uranium Inc. as at August 31, 2011 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Titan Uranium Inc.’s ability to continue as a going concern.

Other Matters

The consolidated financial statements of Titan Uranium Inc. for the year ended August 31, 2010 were audited by another auditor who expressed an unmodified opinion on those statements on December 6, 2010.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 12, 2011

Titan Uranium Inc.
(a development stage company)

CONSOLIDATED BALANCE SHEETS

	August 31,	August 31,
	2011	2010
	$	$

ASSETS
Cash and cash equivalents	2,065,966	2,362,674
Restricted cash	80,000	-
Receivables	318,450	428,418
Marketable securities (Note 3)	353,327	170,973
Prepaid expenses	14,459	56,766

Total current assets	2,832,202	3,018,831

Property and equipment (Note 4)	38,727	81,867
Resource properties (Note 5)	22,388,333	33,208,680
Reclamation deposit (Note 13)	1,994,253	2,413,052

Total assets	27,253,515	38,722,430

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	1,691,328	1,121,967
Current portion of asset retirement obligation (Note 6)	200,664	168,573

Total current liabilities	1,891,992	1,290,540

Asset retirement obligation (Note 6)	780,780	899,867
Derivative liability (Note 14)	109,108	323,371
Future income tax liabilities (Note 10)	-	1,480,000

Total liabilities	2,781,880	3,993,778

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	82,818,466	76,329,984
Contributed surplus	16,403,929	15,224,010
Deficit	(74,750,760)	(56,825,342)

Total shareholders’ equity	24,471,635	34,728,652

Total liabilities and shareholders’ equity	27,253,515	38,722,430
Nature and continuance of operations (Note 1)
Commitments (Note13 )
Subsequent events (Note 16)

See accompanying notes

On behalf of the Board:

“Chris Healey”	“Rahoul Sharan”

Chris Healey	Rahoul Sharan
Director	Director

Titan Uranium Inc.
(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended August 31,

	2011	2010
	$	$

EXPENSES

Accretion (Note 6)	68,560	81,358
Administration	991,219	993,591
Amortization	43,140	67,189
Consulting and professional fees	213,708	606,180
Corporate development	308,691	511,251
Foreign exchange loss	173,733	46,394
Stock-based compensation (Note 9)	985,736	587,664

Loss before other items	(2,784,787)	(2,893,627)

Other items

Gain on disposal of resource properties (Note 5)	658,152	-
Realized gain on disposal of marketable securities	146,472	-
Interest income	46,026	129,028
Realized gain on disposal of note receivable (Note 3)	-	81,385
Realized loss on derivative liability (Note 14)	(479,299)	-
Unrealized derivative liability gain/(loss) (Note 14)	(1,318,152)	635,137
Unrealized gain/(loss) on marketable securities	(1,068,713)	(142,179)
Write-down of resource properties and related deposits (Note 5)	(15,136,117)	(3,543,924)

Loss before income taxes	(19,936,418)	(5,734,180)

Future income tax recovery (Note 10)	2,011,000	880,000

Net loss and comprehensive loss	(17,925,418)	(4,854,180)

Loss per share - basic and diluted	(0.15)	(0.05)

Weighted average number of shares outstanding Basic and diluted	123,433,318	105,979,144

Titan Uranium Inc.
(a development stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended August 31,

	2011	2010
	$	$

SHARE CAPITAL
Balance, beginning of year	76,329,984	76,324,484

Shares issued for resource property acquisition	11,000	5,500
Private placement	5,998,869	-
Exercise of options	972,800	-
Exercise of warrants	36,813	-
Flow-through renunciation	(531,000)	-

Balance, end of year	82,818,466	76,329,984

CONTRIBUTED SURPLUS
Balance, beginning of year	15,224,010	14,485,945

Stock-based compensation	1,229,347	738,065
Finders warrants issued on private placement	301,749	-
Exercise of options	(386,392)	-
Warrants issued on re-financing (Note 14(ii))	45,000	-
Exercise of warrants	(9,785)	-

Balance, end of year	16,403,929	15,224,010

DEFICIT
Balance, beginning of year	(56,825,342)	(51,971,162)

Net loss for the year	(17,925,418)	(4,854,180)

Balance, end of year	(74,750,760)	(56,825,342)

Titan Uranium Inc.
(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended August 31,

	2011	2010
	$	$

OPERATING ACTIVITIES
Loss for the year	(17,925,418)	(4,854,180)
Adjustment for items not involving cash and other:
Accretion	68,560	81,358
Accrued interest on note receivable and deposit	-	(12,563)
Amortization	43,140	67,189
Finance cost (Note 14(iii))	45,000	-
Unrealized foreign exchange	79,396	18,505
Future income tax recovery	(2,011,000)	(880,000)
Gain on disposal of marketable securities	(146,472)	-
Gain on disposal of resource properties	(658,152)	-
Realized loss on derivative liability	479,299	-
Realized gain on disposal of note receivable	-	(81,385)
Settlement of asset retirement obligation	(17,880)	(169,134)
Partial settlement of derivative liability	(1,011,714)	-
Stock-based compensation	985,736	587,664
Unrealized (gain)/loss on derivative instrument	1,318,152	(635,137)
Unrealized loss on marketable securities	1,068,713	142,179
Write-down of resource properties	15,136,177	3,543,924

Changes in non-cash working capital items:
Receivables	(76,400)	(8,577)
Prepaid expenses	42,307	193,729
Accounts payable and accrued liabilities	(170,873)	(148,370)

Cash used in operating activities	(2,751,429)	(2,154,798)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of share issue costs	6,914,054	-
Restricted cash	(80,000)	-

Cash provided by financing activities	6,834,054	-

INVESTING ACTIVITIES
Proceeds from disposal of note receivable	-	50,940
Proceeds from disposal of marketable securities	277,462	-
Resource property expenditures	(4,882,581)	(4,137,138)
Reclamation deposits	225,786	(1,084,702)
Purchase of property and equipment	-	(16,416)

Cash used in investing activities	(4,379,333)	(5,187,316)

Decrease in cash and cash equivalents during the year	(296,708)	(7,342,114)

Cash and cash equivalents, beginning of the year	2,362,674	9,704,788

Cash and cash equivalents, end of the year	2,065,966	2,362,674

See Note 11

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Titan Uranium Inc. (“the Company” or “Titan”) is engaged in the exploration and development of uranium properties in Canada and the United States and has not yet determined the existence of economically recoverable reserves. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete its development, and the attainment and maintenance of future profitable production or disposition thereof.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for the next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At August 31, 2011, the Company had not yet achieved profitable operations, had accumulated losses of $74,750,760 since inception and expects to incur further losses in the development of its business. The Company ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company is currently in the process of a proposed transaction with Energy Fuels Inc. (“Energy Fuels”) (Note 16).

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of commitments and contingencies at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ materially from those estimates.

A significant element of measurement uncertainty involves the review of carrying amounts of resource properties to assess the possibility of impairment. Impairment assessments involve the use of management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned activity on the mineral properties. Changes in assumptions used to assess impairment could have a material impact on the financial statements.

Other significant areas requiring the use of management estimates include the determination of stock based compensation, asset retirement obligations, derivative liability and future income tax liabilities.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Uranium Power Corp. and Titan Uranium USA Inc. Inter-company accounts and transactions have been eliminated on consolidation.

Foreign currency translation

The functional currency of the Company and of each of its subsidiaries is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the year-end. Non-monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at historical rates. All revenue and expenses denominated in foreign currencies are translated into Canadian dollars at rates of exchange prevailing at the transaction date. Gains or losses resulting from translation are included in the consolidated statement of operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that, upon acquisition, have an initial term to maturity of three months or less and are readily convertible into cash.

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3840, “Related Party Transactions”.

Subsequent to their initial recognition, financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in operations, financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization; financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

CICA Handbook Section 3862, Financial Instruments – Disclosures requires disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued) Financial Instruments (continued)

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3:	Inputs that are not based on observable market data.

See Note 14 for relevant disclosures.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. The Company provides for amortization on the following basis:

Computer equipment	3 years straight line
Exploration equipment	3 years straight line
Leasehold improvements	straight line over the term of the lease
Office furniture	5 years straight line

Resource properties

The Company is in the exploration stage and accounts for its mineral interests, including various joint property interests, whereby the Company’s share of costs related to acquisition, exploration and development are capitalized. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

The carrying value of resource properties is reviewed at least annually by management on a property-by-property basis to determine if it has become impaired. If impairment is deemed to exist, the resource property is written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the resource properties is dependent upon the delineation of economically recoverable mineral reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is possible that changes could occur in the near term which could adversely affect management’s estimates and may result in a further write-down of capitalized property carrying values.

Reclamation deposits

Deposits are cash and cash equivalents on deposit at financial institutions and pledged as security for letters of credit issued in favor of various regulatory agencies to support future reclamation obligations on resource properties in Canada and the United States. The deposits will be released to the Company when the reclamation obligations are satisfied.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made. Asset retirement obligations are recorded as liabilities with a corresponding increase to the carrying amount of the related long-lived assets. Subsequently, the asset retirement costs are allocated to expenses using a systematic and rational method and are also adjusted to reflect period-to-period changes in the liabilities resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flows.

The Company estimates its asset retirement obligations based on its understanding of current environmental regulations and related laws in the jurisdictions where it operates. Regulations and laws are continually changing and are generally expected to become more restrictive. New regulations or interpretations of the law could materially change the Company’s asset retirement obligations.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not to occur.

Stock-based compensation

The Company has a share option plan which is described in Note 9.

Options granted under the share option plan are accounted for using the fair-value method.

The fair value of stock options is measured at the grant date of the options using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options and is recognized over the vesting period of the options on a graded vesting method. Awards based on share performance are recognized upon achievement of the targeted share price. Stock based compensation is recognized as expense with a corresponding increase in contributed surplus. On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

The Company also accounts for grants of warrants in accordance with the fair value method.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares. Certain tax deductible exploration and development expenditures funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. To recognize the forgone tax benefits to the Company, the future income tax liability and the carrying value of the shares issued are adjusted by the effect of the tax benefits renounced to subscribers. The future income tax liability is recorded when the expenditures are renounced by the Company.

If the Company has sufficient unused tax loss carry forwards or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have previously been recognized for these items, a portion of the unrecognized future income tax asset is recognized and recorded as income up to the amount of the future income tax liability that would otherwise be recognized.

Earnings (loss) per share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

As the Company incurred net losses in the years ended August 31, 2011 and 2010, the stock options and share purchase warrants, as disclosed in Note 9, were not included in the computation of loss per share as their inclusion would be anti-dilutive.

Future changes in significant accounting policies

The following accounting standards have been issued by the Canadian Institute of Chartered Accountants but are not yet effective.

Section 1582, “Business combinations” replaces Section 1581 effective for years beginning on or after January 1, 2011. The principal changes are: assets, liability and equity are recognized at full fair value rather than the acquirer’s interest in the fair value; a bargain purchase resulting in negative goodwill is recognized as a gain in net income in the acquisition period.

Section 1601, “Consolidated financial statements” replaces Section 1600 effective for years beginning on or after January 1, 2011. The principal changes are those reflecting the changes in new Section 1582 and the recognition of non controlling interest at fair value.

Section 1602, “Non controlling interests” effective for years beginning on or after January 1, 2011 in conjunction with Section 1582, “Business combinations”, and Section 1601, “Consolidated financial statements”, recognizes a non controlling interest at fair value in the equity section of the balance sheet.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future changes in significant accounting policies (continued)

Management has evaluated the adoption of these policies and does not anticipate any impact on the financial statements.

Canada’s Accounting Standards Board (AcSB) has ratified a strategic plan calling for the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS), by publically accountable enterprises in Canada. The AcSB has confirmed that IFRS will replace current Canadian GAAP standards for fiscal years starting on or after January 1, 2011. As a result, the Company will be required to prepare its consolidated financial statements in accordance with IFRS for interim and annual periods beginning September 1, 2011. The Company’s financial statements for interim and annual periods ended August 31, 2011 will require restatement.

3.	MARKETABLE SECURITIES

Marketable securities are classified as held-for-trading, are stated at their fair values and consist of the following:

	August 31,	August 31,
	2011	2010
	$	$
Cue Resources Ltd.
2,381,626 common shares	-	130,990
2,381,626 warrants expiring March 30, 2012	23,816	39,983
Energy Fuels Inc.
1,046,067 common shares	329,511	-

	353,327	170,973

On March 30, 2010, the Company accepted a combination of cash and securities as repayment of a note receivable which had a balance of USD$277,491 ($282,708). Repayment of the note consisted of USD$50,000 ($50,940) cash, 2,381,626 common shares of Cue Resources Ltd. (Cue), a company related by way of a common director, and 2,381,626 common share purchase warrants of Cue exercisable at $0.15 for a period of two years. The Company valued the Cue common shares at $202,430 based on the market as quoted on the TSX Venture Exchange (“TSX-V”) and valued the common share purchase warrants at $110,715 using the Black-Scholes option pricing model. The total proceeds received for repayment of the note resulted in a gain on disposal of $81,385.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

4.	PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2011
Computer equipment	116,951	100,709	16,242
Exploration equipment	215,039	208,733	6,306
Leasehold improvements	2,537	1,047	1,490
Office furniture	57,497	42,808	14,689

	392,024	353,297	38,727

2010
Computer equipment	116,951	81,182	35,769
Exploration equipment	215,039	195,455	19,584
Leasehold improvements	2,537	783	1,754
Office furniture	57,497	32,737	24,760

	392,024	310,157	81,867

5.	RESOURCE PROPERTIES

			Disposal /
		Deferred	Write-down
	Acquisition	Exploration /	of resource
	Costs	Development	properties	Total
	$	$	$	$

2011
Nunavut [a]	78,266	1,672,054	(1,532,468)	217,852
Saskatchewan [b]	5,729,668	9,812,129	(13,596,514)	1,945,283
Wyoming [c]	11,958,569	7,475,991	-	19,434,560
Utah [c]	1,227,989	265,953	(703,304)	790,638

	18,994,492	19,226,127	(15,832,286)	22,388,333

2010
Nunavut [a]	144,776	2,941,445	(1,417,810)	1,668,411
Saskatchewan [b]	6,694,074	10,549,458	(2,032,877)	15,210,655
Wyoming [c]	12,045,823	3,040,173	(93,237)	14,992,759
Utah [c]	1,069,271	267,584	-	1,336,855
Arizona [c]	253,735	7,440	(261,175)	-
Colorado [c]	257,241	3,934	(261,175)	-

	20,464,920	16,810,034	(4,066,274)	33,208,680

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

5.	RESOURCE PROPERTIES (continued)

[a]	Thelon, Nunavut Properties

On May 31, 2005, the Company purchased an option to acquire a 100% interest in eight mining leases located in Nunavut Territory and known as the Thelon Uranium Project (“the Project”).

The Company has committed to pay the optionor a 2% Net Smelter Royalty (NSR). This NSR may be reduced to 1% on the payment of $1,000,000 and be reduced to 0.5% on the payment of an additional $1,000,000. The Company will pay advance royalties of $20,000 per year while it owns this Project.

On June 13, 2007 the Company entered into an agreement with Mega Uranium Ltd. (Mega), a company related by common directors and officers, for Mega to acquire a 51% interest in all of Titan’s owned and to be owned claims in the Thelon Basin. In order to earn the interest, Mega had committed to expend an aggregate of $5,000,000 on the properties on or before December 31, 2008 on exploration work programs.

As at August 31, 2008, Mega fulfilled the terms and conditions necessary to earn an undivided 51% interest in the Properties.

During fiscal 2010, the Company abandoned certain claims in Nunavut and wrote-down $1,417,810 of capitalized costs relating to the abandoned claims.

Subsequent to August 31, 2011, the Company began negotiations to sell its Canadian properties, including the Thelon properties and, accordingly, the Company wrote down the property to its estimated net realizable value of $217,852.

[b]	Athabasca, Saskatchewan Properties

In July 2005, the Company entered into an agreement to acquire a 100% interest in certain mineral property claims located in the Athabasca Basin, Saskatchewan.

The Company has committed to pay the vendor a 2% NSR , with the option in favour of the Company to buy back 1% of the NSR by paying to the vendor $1,000,000 at any time prior to commercial production from the claims.

As part of the agreement, the Company has granted the vendor a 10% carried interest in the claims with such carried interest remaining in effect until the commencement of commercial production by the Company on one or more claims with all costs payable attributable to the Vendor to be paid by the Company and repaid by the vendor from its working interest and/or initial NSR.

In December 2006, the Company acquired a 100% interest in mineral property claims located in the Athabasca Basin, Saskatchewan.

The Company has committed to pay the vendor a 1% NSR on all contributed properties.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

5.	RESOURCE PROPERTIES (continued)

[b]	Athabasca, Saskatchewan Properties (continued)

As part of the agreement, the Company has granted the vendor a 10% working interest in each claim, carried by Titan to completion of a bankable feasibility study, after which the vendor may elect to participate as to its 10% interest or convert its interest into an additional 1% NSR

In May 2008 the Company signed an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby JOGMEC can acquire an undivided 50% working interest in the Company’s Virgin Trend and Knight properties in the Athabasca basin upon the full spending of $9,000,000 on exploration prior to March 31, 2011. In July 2010, the Company and JOGMEC agreed to defer future exploration work until market conditions improve.

In November 2008 the Company signed an agreement with JOGMEC whereby JOGMEC can earn an undivided 50% working interest in the Company’s Border Block project which consists of the Maybelle, Gartner and King properties. JOGMEC can earn a 50% working interest upon the full spending of $6,000,000 prior to March 31, 2012.

During fiscal 2010, the Company abandoned certain claims in Saskatchewan and wrote-down $2,032,877 of capitalized costs relating to the abandoned claims.

In August 2011, the Company entered into an agreement to acquire 50% undivided interest in mineral claims located in the Athabasca Basin area of Saskatchewan. The interest could be earned by spending an aggregate of $500,000 in exploration expenditures in installments over a three year period ending October 30, 2014, with the first exploration expenditure of $175,000 due on or before October 30, 2012.

The Company has committed to pay the vendor a 2% NSR upon commencement of commercial production on the property.

Subsequent to August 31, 2011, the Company began negotiations to sell its Canadian properties, including the Athabasca properties and, accordingly, the Company wrote down the property to its estimated net realizable value of $1,945,283.

[c]	United States properties

The United States properties consisted of the following projects and ownership interests:

Utah – Green River North, 100% interest [iv]
Utah – Green River South, 70% interest [ii]
Wyoming – East Shirley, 100% interest [iii]
Wyoming - Sheep Mountain, 100% interest, subject to royalties ranging from 1% - 10% on the gross proceeds from the sale of mineral ore produced. [i]

[i] In October 2009, the Company acquired the remaining 50% interest in the Sheep Mountain and Green River North properties, and disposed of the Breccia Pipes, Arizona and Burro Canyon, Colorado projects.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

5.	RESOURCE PROPERTIES (continued)

[c]	United States properties (continued)

The transaction was completed with the Company’s Joint Venture partner Uranium One Inc. (“Uranium One”). As a result of the transaction, the Company owns 100% of the Sheep Mountain and Green River North properties. In exchange for Uranium One’s interest in the Sheep Mountain and Green River North properties, the Company paid USD$850,000 and agreed to pay an additional USD$2,000,000 if the month-end spot uranium price reported by Ux Consulting Company exceeds USD$65 per pound within three years and an additional USD$4,000,000 if the month-end spot uranium price exceeds USD$85 per pound within three years. The Company also assumed the remaining 50% of the asset retirement obligation related to Sheep Mountain that was not previously recognized.

The USD$2,000,000 and USD$4,000,000 payments that are based on the spot uranium price were considered to be an embedded derivative and were valued at USD$911,910 using an option pricing model to form part of the acquisition price of the Sheep Mountain and Green River North properties acquired from Uranium One. The derivative constitutes a liability that is revalued at each reporting date with the change in value recognized as an unrealized gain or loss on the Consolidated Statement of Operations.

The Company received USD$500,000 from Uranium One for the 50% interest in the Breccia Pipes and Burro Canyon properties.

[ii] The Company has an option to earn up to a 70% working interest in the property by completing the following:

Cash payments of:
•	USD$146,250 by December 31, 2009 (paid);
•	USD$146,250 by December 31, 2010 (paid);

Cumulative exploration spending of:
•	USD$1,023,750 by December 31, 2009 (completed);
•	USD$1,365,000 by December 31, 2010 (completed);

Issuing common shares of the Company in the amount of;
•	25,000 shares by December 31, 2009 (issued at a value of $5,500);
•	25,000 shares by December 31, 2010 (issued at a value of $11,000).

During the current fiscal year, the Company completed all of its obligations under the agreement and earned their 70% interest.

[iii] During fiscal 2010, the Company abandoned the East Shirley claims in Wyoming and wrote-down $93,237 of capitalized costs relating to the abandoned claims.

[iv] In January 2011, the Company entered into an agreement with Energy Fuels to sell 100% of its Green River South property in return for US$1,200,000 worth of common shares of Energy Fuels. The Company received 1,046,067 common shares in February 2011, which had a value of $1,361,456 when they were received, and accordingly, the Company recorded a gain of $658,152 as a result of the sale.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

6.	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to the cost of removal and restoring the Sheep Mountain property.

At August 31, 2011, the Company estimated the total undiscounted asset retirement obligation to be $1,609,915 (2010 - $1,866,811). Future cash flows required to satisfy the obligation are estimated to occur between 2012 and 2030. An estimated inflation rate of 3.5% and an estimated credit adjusted rate of 15% were applied to the future cash flow estimates.

Amount
$
Balance, August 31, 2009	593,527
Liability assumed on acquisition of Sheep Mountain property (Note 5c)	570,672
Accretion expense	81,358
Settlement of liability	(169,134)
Effect of change in exchange rate	(7,983)
Balance, August 31, 2010	1,068,440
Accretion	68,560
Settlement of liability	(17,880)
Adjustment on estimate	(53,795)
Effect of change in exchange rate	(83,881)
Balance, August 31, 2011	981,444
Less: current portion	200,664
Balance	780,780

The Company estimates its asset retirement obligations based on its understanding of current environmental regulations and related laws in the jurisdictions where it operates. Regulations and laws are continually changing and are generally expected to become more restrictive. New regulations or interpretations of the law could materially change the Company’s asset retirement obligations.

7.	RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with parties not at arm’s length to the Company. These transactions have been recorded at the exchange amounts which is the amount agreed to by the transacting parties.

The Company paid or accrued consulting fees totaling $405,557 (2010 - $570,213) to directors and officers of the Company or companies controlled by directors and officers of the Company for the period ended August 31, 2011. Consulting fees have been expensed to operations or capitalized to resource properties based on the nature of the expenditure.

The Company paid or accrued rent of $35,000 to a company with a common director.

Receivables with a balance of $84,166 (2010 - $57,601) is owing from a joint venture partner with directors and officers in common and accounts payable and accrued liabilities include $21,194 due to directors, officers and a company with a director in common.

A note receivable was repaid during fiscal 2010 from a company with a director in common (Note 3).

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

8.	SHARE CAPITAL

[a]	Authorized: Unlimited number of common shares without par value
[b]	Issued and fully paid – common shares:

	Shares	Amount
	#	$

Balance, August 31, 2009	105,962,021	76,324,484

Shares issued for resource property acquisition (Note 5)	25,000	5,500

Balance, August 31, 2010	105,987,021	76,329,984

Private placement [i]	20,949,352	5,998,869
Flow-through renunciation	-	(531,000)
Share issued for resource property acquisition (Note 5)	25,000	11,000
Exercise of options	2,736,500	972,800
Exercise of warrants	90,094	36,813

Balance, August 31, 2011	129,787,967	82,818,466

[i] Private placement

On November 30, 2010 the Company completed a non-brokered private placement of 16,576,630 units (“Units”) at a price of $0.30 per Unit and 4,372,722 flow-through units (“FT Units”) at a price of $0.45 per FT Unit for aggregate gross proceeds of $6,940,714. Each Unit consisted of one common share of the Company and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.45 per common share for a period of two years from November 30, 2010. Each FT Unit consisted of one flow-through share of the Company and one-half of one common share purchase warrant (“FT Warrant”) Each FT Warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per common share for a period of two years from November 30, 2010.

In connection with the private placement, the Company paid finder’s fees which consisted of cash of $536,757, 1,389,200 finders warrants (“Finder’s Warrants”) and other cash costs of $103,339. Each Finder’s Warrant entitles the holder to acquire a finder’s unit (“Finder’s Unit”) at a price of $0.30 per Finder’s Unit for a period of two years from November 30, 2010. Each Finder’s Unit consists of one common share and one non-transferrable common share purchase warrant (“Finder’s Unit Warrant”). Each Finder’s Unit Warrant is entitles the holder to acquire a common share of the Company at a price of $0.45 per common share for a period of two years from November 30, 2010. The fair value of the Finder’s Warrants of $301,749 was recorded as share issue costs. The fair value of the Finder’s Warrants was determined using the Black Scholes option pricing model with the following assumptions: Risk free rate of 1.62%; Expected dividend yield of 0%; Expected volatility of 112%; and expected life of 2 years.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

8.	SHARE CAPITAL (continued)

[i] Private placement (continued)

During the year ended August 31, 2011, the Company renounced $1,967,725 of resource expenditures to investors. As at August 31, 2011, the Company has incurred approximately $325,000 of expenditures eligible for flow-through with respect to these flow-through share proceeds. Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures have been renounced to the investors; accordingly, the Company has recorded a charge of $531,000 to share capital and a corresponding future income tax liability.

9.	STOCK OPTIONS AND WARRANTS

Stock Options

The Company has established a share option plan whereby options may be granted to directors, officers, employees and consultants up to an aggregate of 10% of the issued and outstanding shares of the Company. Options granted have an exercise price of not less than the market price on the date of grant less the applicable discount, if any, permitted by the policies of the TSX-V and approved by the Board. The options can be granted for a maximum of 5 years and vest as determined by the board of directors. Stock options granted to investor relations vest in accordance with the terms of the TSX-V at 25% three months after the grant and 25% every three months thereafter.

The fair value of stock options granted for the years ended August 31, 2011 and 2010 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010

Risk-free interest rate	1.47% - 2.65%	1.35%
Expected life of options	2 to 4.76 yrs	1.63 yrs
Annualized volatility	79% - 212%	124%
Dividend rate	Nil	Nil
Forfeiture	16%	16%
Fair value per option	$0.44	$0.12

The fair value of options expensed from options granted was $985,736 (2010 – $587,664). The fair value of options capitalized to resource properties was $243,611 (2010 – $150,401).

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

9.	STOCK OPTIONS AND WARRANTS (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows for the years ended August 31, 2011 and 2010.

	Weighted
	Number of	Average
	Options	Price
	#	$

Balance, August 31, 2009	2,054,000	0.69
Cancelled/Forfeited	(1,887,333)	0.68
Granted	5,732,500	0.22

Balance, August 31, 2010	5,899,167	0.23

Expired	(166,667)	0.78
Cancelled	(160,000)	0.27
Granted	3,150,000	0.59
Approved by shareholders	495,000	0.16
Exercised	(2,736,500)	0.21
Balance, August 31, 2011	6,481,000	0.40

Options outstanding and exercisable at August 31, 2011 had exercise prices and years remaining to expiry as follows:

			Weighted
		Exercise	Average
Number of	Number of	Price of	Exercise Price
Options	Shares	Options	of Options	Expiry
Outstanding	Exercisable	Outstanding	Exercisable	Date

1,917,500	1,917,500	0.265		September 8, 2012
1,413,500	1,376,000	0.155		July 29, 2013
3,150,000	3,075,000	0.59		January 25, 2016

6,481,000	6,368,500	$0.40	$0.40

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

9.	STOCK OPTIONS AND WARRANTS (continued)

Warrants

The Company had the following warrants outstanding which were granted in conjunction with a private placement.

		Weighted
	Number of	Average
	Warrants	Price
	#	$
Balance, August 31, 2009 and 2010	-	-
Issued	20,152,191	0.45
Exercised	(90,094)	0.30
Issued	90,094	0.45
Issued	500,000	0.21

Balance, August 31, 2011	20,652,191	0.44

Number of	Exercise Price
Warrants	of Warrants
Outstanding	Outstanding	Expiry Date

2,186,361	0.50	November 30, 2012
16,576,630	0.45	November 30, 2012
1,299,106	0.30	November 30, 2012**
500,000	0.21	August 3, 2013
90,094	0.45	November 30, 2012

20,652,191	$0.44

**

Finders’ Warrants are exercisable into a Finders’ Unit, which consists of one share and one share purchase warrant which entitles the holder the right to acquire a common share of the Company at a price of $0.45 per common share until November 30, 2012.

10.	INCOME TAX

The significant components of future income tax assets and liability are as follows:

	August 31,	August 31,
	2011	2010
	$	$
Assets
Loss carry forwards	3,973,000	3,943,000
Resource properties	2,084,000	3,309,000
Share issue costs	128,000	116,000
Asset retirement obligation	-	363,000
Property and equipment	119,000	115,000
Future income tax assets before valuation allowance	6,304,000	7,846,000
Valuation allowance	(6,304,000)	(7,846,000)
Future income tax assets, net of valuation allowance	-	-

Liabilities
Resource properties	-	1,480,000

Net future income tax liabilities	-	1,480,000

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

10.	INCOME TAX (continued)

Certain future tax assets have been reduced to zero through the utilization of a valuation allowance because of a high degree of uncertainty surrounding their realization due to the nature of the business.

The effective income tax rate differs from the statutory rate as follows:

	August 31,	August 31,
	2010	2010
	$	$

Loss before income taxes	19,936,418	5,734,180
Income tax rate	28.00%	30.00%

Expected tax recovery	5,580,000	1,720,000
Non-deductible items including stock-based compensation	(1,283,000)	(261,000)
Tax benefits not recognized	(2,753,000)	(464,000)
Effect of rate change	467,000	(115,000)

Future income tax recovery	2,011,000	880,000

At August 31, 2010, the Company had operating losses for income tax purposes of approximately $15,640,100 which can be carried forward to reduce taxes in future years. These losses expire between August 31, 2012 and August 31, 2031.

11.	SUPPLEMENTARY CASH FLOW INFORMATION

The significant non-cash transactions for the year ended August 31, 2011 were:

	i)	Receipt of 1,046,067 shares of Energy Fuels on disposal of Green River South (Note 5);
	ii)	Issuance of 500,000 warrants at a value of $45,000 to Uranium One pursuant to the July 31, 2011 amendment and accrual of $984,162 (US$1,000,000) (Note 14);
	iii)	Shares issued for a mineral property for $11,000;
	iv)	Revision of asset retirement obligation and related asset of $53,795;
	v)	Resource property recoveries included in receivables of $115,575;
	vi)	Resource property expenditures included in accounts payable and accrued liabilities of $580,301.
	vii)	Issuance of 1,389,200 Finders’ Warrants at a value of $301,749.

As at August 31, 2011, cash and cash equivalents consisted entirely of cash.

Other cash-flow information	2011

Cash paid for interest	-
Cash paid for taxes	-

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

12.	SEGMENTED INFORMATION

The Company operates one reportable segment, being the exploration and development of uranium resource properties. The Company operates in two geographic segments; Canada and the United States. Capital assets by geographic area are as follows:

August 31, 2011	Canada	United States	Total
	$	$	$
Property and equipment	38,387	350	38,727
Resource properties	2,163,135	20,225,198	22,388,333

August 31, 2010	Canada	United States	Total
	$	$	$
Property and equipment	81,517	350	81,867
Resource properties	16,879,066	16,329,614	33,208,680

13.	COMMITMENTS

	a.	As of August 31, 2011, the Company is committed to operating leases for office space and office equipment as follows:

Year
$

2012	76,000
2013	31,000
2014	27,000

134,000

b.

The Company has cash deposits totaling $1,994,253 (2010: $2,413,052) that serve as collateral for letters of credit that have been pledged in favour of certain regulatory authorities. The deposits bear interest at market rates. The deposits will be returned to the Company when site reclamation at the Company’s mineral properties has been completed to the satisfaction of the regulatory authorities.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

14.	FINANCIAL INSTRUMENTS

	i)	Fair Value

The following table represents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

As at August 31, 2011
Description	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$2,065,966	$2,065,966	–	–
Restricted cash	80,000	80,000	–	–
Held-for-trading securities	353,327	353,327	–	–
Derivative liability	(109,108)	–	–	(109,108)
Net	$2,390,185	$2,499,293	$–	$(109,108)

Financial assets - The Company has designated its cash and cash equivalents, restricted cash and marketable securities as held-for-trading, which are measured at fair value. Receivables are classified as loans and receivables, which are measured at amortized cost. Due to the short-term maturity of receivables, the carrying amount approximates fair value. The Company has not entered into any hedging relationships and does not hold any other available-for-sale securities that would result in the recognition of other comprehensive income or loss.

Financial liabilities - Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. Due to the short term nature of accounts payable and accrued liabilities, carrying amounts approximate fair value.

ii)

Derivatives – Derivatives may be embedded in other financial instruments or within non- financial contracts. Under CICA HB 3855, certain embedded derivatives may require separate recognition at fair value. Pursuant to the acquisition of properties on October 1, 2009 described in note 5(c), the Company must make a payment of USD$2,000,000 if, within three years, the month end spot uranium price exceeds USD$65 per pound, and a payment of USD$4,000,000 if the month end spot uranium price exceeds USD$85 per pound. The Company has determined that the payment terms constitute an embedded derivative and have valued the derivative liability using a valuation model. The uranium spot price and the expected volatility of the uranium spot price have a significant impact on the value derived from the valuation model.

At August 31, 2011, the derivative liability had an estimated value of $109,108 (2010 - $323,371).

On January 31, 2011 the month end spot price was USD$73 per pound resulting in the requirement to make a cash payment of USD$2,000,000 by July 31, 2011. USD$2,000,000 was recognized as an accrued liability resulting in a realized loss on the derivative liability of $479,299. On July 31, 2011, the Company amended the payment terms as follows: cash payment of USD$1,000,000 (paid) by August 3, 2011 and the remaining balance of USD$1,000,000 on July 31, 2012 plus accrued interest thereon from July 31, 2011 until paid at a rate of 5% per annum, which is included in accounts payable at August 31, 2011.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

14.	FINANCIAL INSTRUMENTS (continued)

	ii)	Derivatives (continued)

In addition, the Company issued 500,000 share purchase warrants exercisable at $0.21 per share expiring on July 31, 2013 (Note 9). The fair value of the share purchase warrants of $45,000 was recorded as finance cost and is included in the statement of operations. The fair value of the warrants was determined using the Black Scholes option pricing model with the following assumptions: Risk free rate of 1.08%; Expected dividend yield of 0%; Expected volatility of 77%; and expected life of 2 years. At August 31, 2011 the derivative liability related to the USD$4,000,000 payment required if the month end spot uranium price exceeds USD$85 had an estimated value of $109,108 using variables in effect at August 31, 2011.

As at August 31, 2011, a $5 increase in the uranium spot price while holding all other variables constant would result in an estimated increase of $156,976 in the value of the derivative liability. Increasing the volatility by 5% while holding all other variables constant would result in an estimated increase of $316,474 in the value of the derivative liability. The derivative is revalued at each reporting date with the change in value recognized as an unrealized gain or loss on derivative liability on the consolidated statement of operations.

	iii)	Management of financial risk - The Company’s financial instruments are exposed to certain financial risks, including credit risk and liquidity risk.

Credit risk is the risk of an unexpected loss by the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s cash, cash equivalents, restricted cash and reclamation deposits are primarily held in high credit quality financial institutions.

A portion of the Company’s receivables relate to a receivable from participants of the Company’s exploration option agreements. Management mitigates the credit risk associated with this concentration of receivables by ensuring that amounts receivable are current and by involving partners in the budgeting process.

The carrying amount of the Company’s receivables, $318,450 represents the Company’s maximum credit risk exposure.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach is to ensure that it will have sufficient liquidity to meet its obligations when due. Accounts payable and accrued liabilities are due within the current operating period. The Company uses a budgeting process to project cash flow and to ensure that sufficient resources are available to meet those cash flow requirements. As at August 31, 2011, the Company had working capital of $940,210. The Company does not currently operate any producing properties and as such, is dependent upon issuance of new equity to advance its exploration properties. If equity financing is required, failure to obtain financing on a timely basis may cause the Company to postpone exploration plans, reduce or terminate its operations.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

14.	FINANCIAL INSTRUMENTS (continued)

Foreign currency risk – The Company’s financial instruments are exposed to currency risk as it presently holds assets and liabilities denominated in both Canadian and US currency. The Company does not use derivative instruments to hedge this exposure. Cash flow forecasts are used to estimate the amount of Canadian and US currency that will be needed so that adequate currency is on hand as liabilities become due.

A +/- 1% change in the Canadian dollar versus the U.S. dollar at August 31, 2011 would have an approximate +/- $6,500 impact on the loss for the year ended August 31, 2011.

The Company has cash balances and no variable interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

15.	CAPITAL DISCLOSURE

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that shareholders may benefit from its operations.

The Company manages its capital structure, which consists of the shareholders’ equity, in response to exploration results and economic conditions. In order to adjust the capital structure, new shares may be issued, assets may be acquired or disposed of, and capital spending may be adjusted.

In order to maximize the Company’s exploration activities, the Company does not pay dividends. The Company invests its cash in highly liquid short-term interest-bearing investments, with a high credit rating.

The Company is not subject to any externally imposed capital requirements.

16.	SUBSEQUENT EVENTS

In October 2011, the Company entered into a loan agreement with an entity related by common directors. The Company arranged for financing of up to $1,000,000 and has been advanced a total of $500,000 under this agreement. The loan is supported by a promissory note, due on January 31, 2013, and bears annual interest of 5%, payable on the due date of the loan.

In December 2011, the Company entered into a definitive business combination agreement with Energy Fuels, whereby Energy Fuels will acquire all of the issued and outstanding shares of the Company by way of plan of arrangement.

Titan Uranium Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (years ended August 31, 2011 and 2010)

16.	SUBSEQUENT EVENTS (continued)

Under the plan of arrangement, the Company’s shareholders will receive 0.68 of Energy Fuel’s common shares for each share of the Company held. All outstanding warrants will be replaced or assumed by Energy Fuels and adjusted as appropriate to reflect the consideration to be received by the Company’s shareholders pursuant to the plan of arrangement. All of the Company’s stock options will expire immediately preceding the effective date. The Company has engaged BayFront Capital Partners to act as their financial advisors in this transaction for a fee of $75,000. The transaction is subject to shareholder and regulatory approval.

In connection with this agreement, Energy Fuels has agreed to provide bridge loan financing up to $1,500,000 to a subsidiary of the Company. The Company and its subsidiary have signed a loan agreement for $1,000,000 of which $500,000 has been advanced. The advance is evidenced by a promissory note, due the earlier of the closing date of the business combination agreement or February 28, 2012, and bears interest at a rate of 5%, payable on the due date. The loan is secured by a mortgage over the Company’s Sheep Mountain property and a guarantee provided by the Company.

SCHEDULE “B”

Unaudited condensed interim consolidated financial statements of Titan as at and for the three months ended November 30, 2011

Titan Uranium Inc.
(a development stage company)

Condensed Interim Consolidated Financial Statements

 For the three months ended November 30, 2011

(Stated in Canadian dollars)

 (Unaudited – Prepared by Management)

NOTICE TO READER

MANAGEMENTS COMMENTS ON UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of Titan Uranium Inc. for the three months ended November 30, 2011 and 2010 have been prepared by and are the responsibility of the Company’s management. These statements have not been reviewed by the Company’s external auditors.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		(Note 18)	(Note 18)
	November 30,	August 31,	September 1,
	2011	2011	2010
	$	$	$

ASSETS
Cash and cash equivalents	35,894	2,065,966	2,362,674
Restricted cash	80,000	80,000	-
Receivables	354,885	318,450	428,418
Marketable securities (Note 5)	345,202	353,327	170,973
Prepaid expenses	59,789	14,459	56,766

Total current assets	875,770	2,832,202	3,018,831

Property and equipment (Note 6)	33,746	38,727	81,867
Exploration and evaluation assets (Note 7)	25,706,170	23,126,778	34,056,687
Reclamation deposit (Note 10)	2,088,955	1,994,253	2,413,052

Total assets	28,704,641	27,991,960	39,470,437

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities (Note 15ii)	2,132,986	1,691,328	1,121,967
Other liabilities (Note 8)	219,780	531,134	-
Current portion of provision (Note 10)	200,664	200,664	168,573

Total current liabilities	2,553,430	2,423,126	1,290,540

Loan payable (Note 9)	502,055	-	-
Provision (Note 10)	1,501,792	1,427,461	1,747,874
Derivative liability (Note 15)	91,902	109,108	323,371
Deferred income tax liabilities	-	-	1,480,000

Total liabilities	4,649,179	3,959,695	4,841,785

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	82,693,558	82,693,558	76,329,984
Contributed surplus	16,403,929	16,403,929	15,224,010
Deficit	(75,042,025)	(75,065,222)	(56,825,342)

Total shareholders’ equity	24,055,462	24,032,265	34,728,652

Total liabilities and shareholders’ equity	28,704,641	27,991,960	39,470,437

See accompanying notes

On behalf of the Board:

“Chris Healey”	“Rahoul Sharan”

Chris Healey	Rahoul Sharan
Director	Director

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the three month period ended November 30,

		(Note 18)
	2011	2010
	$	$

EXPENSES

Accretion	7,838	8,185
Administration	172,354	209,043
Amortization	4,981	14,441
Consulting and professional fees	28,323	29,523
Corporate development	48,103	72,841
Foreign exchange loss	42,736	74,859
Share-based compensation	-	9,579

Loss before other items	(304,335)	(418,471)

Other items

Other income	311,354	-
Realized gain on disposal of marketable securities	-	146,472
Interest income	2,749	3,922
Unrealized derivative liability gain/(loss)	21,554	(1,841,913)
Unrealized gain/(loss) on marketable securities	(8,125)	241,288

Net income (loss) and comprehensive income (loss)	23,197	(1,868,702)

Income (loss) per share - basic and diluted	0.00	(0.02)

Weighted average number of shares outstanding Basic and diluted	129,787,967	105,979,144

See accompanying notes

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the period ended November 30,

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
		$	$	$	$

Balance, August 31, 2010 and September 1, 2010	105,987,021	76,329,984	15,224,010	(56,825,342)	34,728,652
Cash
Private placement	20,949,352	5,357,782	301,749	-	5,659,531
Exercise of options	75,000	26,387	(6,512)	-	19,875
Share-based compensation	-	-	9,579	-	9,579

Net loss for the period	-	-	-	(1,868,702)	(1,868,702)

Balance, November 30, 2010	127,011,373	81,714,153	15,528,826	(58,694,044)	38,548,935
Cash
Exercise of options	2,661,500	946,413	(379,880)	-	566,533
Exercise of warrants	90,094	36,813	(9,786)	-	27,027
Share issue cost	-	(14,821)	-	-	(14,821)
Finders warrants issued to Uranium One	-	-	45,000	-	45,000
Shares issued for resource property acquisition	25,000	11,000	-	-	11,000
Share based compensation	-	-	1,219,769	-	1,219,769
Net loss for the period	-	-	-	(16,371,178)	(16,371,178)

Balance, August 31, 2011	129,787,967	82,693,558	16,403,929	(75,065,222)	24,032,265

Net income for the period	-	-	-	23,197	23,197

Balance, November 30, 2011	129,787,967	82,693,558	16,403,929	(75,042,025)	24,055,462

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended November 30,

		(Note 18)
	2011	2010
	$	$

OPERATING ACTIVITIES
Income (loss) for the period	23,197	(1,868,702)
Adjustment for items not involving cash and other:
Accretion	7,838	8,185
Amortization	4,994	14,441
Other income	(311,354)	-
Unrealized foreign exchange	49,309	(58,733)
Settlement of asset retirement obligation	-	(18,095)
Share-based compensation	-	9,579
Unrealized (gain)/loss on derivative instrument	(21,554)	1,841,913
Unrealized(gain)/loss on marketable securities	8,125	(241,288)
Gain on disposal of marketable securities	-	(146,472)

	(239,445)	(459,172)
Changes in non-cash working capital items:
Receivables	(55,080)	240,113
Prepaid expenses	(25,285)	(36,020)
Accounts payable and accrued liabilities	(402,501)	(470,072)

Cash used in operating activities	(722,311)	(725,151)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of share issue costs	-	(364,491)
Loans payable	502,055	-

Cash provided by (used in) financing activities	502,055	(364,491)

INVESTING ACTIVITIES
Proceeds from disposal of marketable securities	-	277,462
Exploration and evaluation assets additions	(1,795,124)	(550,972)
Reclamation deposits	(14,692)	338,149

Cash provided by (used in) investing activities	(1,809,816)	64,639

Decrease in cash and cash equivalents during the period	(2,030,072)	(1,025,003)

Cash and cash equivalents, beginning of the period	2,065,966	2,362,674

Cash and cash equivalents, end of the period	35,894	1,337,671

See accompanying notes

See Note 16

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 1

1.	NATURE OF OPERATIONS

Titan Uranium Inc. (“the Company” or “Titan”) is engaged in the exploration and development of uranium properties in Canada and the United States and has not yet determined the existence of economically recoverable reserves. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete its development, and the attainment and maintenance of future profitable production or disposition thereof.

The address of the Company’s corporate office and principal place of business is Suite 235 – 15th Street 3rd Floor Bellevue Centre, West Vancouver, British Columbia, Canada, V7Y 2X1.

2.	BASIS OF PRESENTATION

Statement of Compliance and Conversion to International Financial Reporting Standards (“IFRS”)

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) IAS 34 “Interim Financial Reporting” and IFRS 1. Subject to certain transition elections disclosed in Note 18, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at September 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 18 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended August 31, 2011. Comparative figures for 2010 in these financial statements have been restated to give effect to these changes.

As these financial statements are the Company’s first financial statements prepared using IAS 34 under IFRS, certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS that were accordingly not in the Company’s most recent annual financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) have been included in these condensed interim financial statements. However, these condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended August 31, 2011 and in consideration of the IFRS transition disclosures included in Note 18 and the additional annual disclosures included herein.

These condensed interim consolidated financial statements were authorized for issue on February 24, 2012 by the directors of the Company.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 2

2.	BASIS OF PRESENTATION (continued)

Going Concern

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company was not expected to continue operations for the foreseeable future. As at November 30, 2011, the Company had not advanced its mineral properties to commercial production. The Company’s continuation as a going concern is dependent upon successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or its ability to raise equity capital or borrowings sufficient to meet its current and future obligations. (Note 17)

Basis of Measurement and Use of Accounting Judgments, Estimates and Assumptions

These condensed interim consolidated financial statements have been prepared on an accrual basis and are based on historical costs except for certain financial instruments, which are measured at fair value as explained in the significant accounting policies set out in Note 3. The financial statements are presented in Canadian dollars which is also the Company’s functional currency.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. See Note 4 for use of estimates and judgements made by management in the application of IFRS.

3.	SIGNIFICANT ACCOUNTING POLICIES

The International Accounting Standards Board (“IASB”) continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS annual financial statements will be determined as at August 31, 2012. In the event that accounting policies adopted at August 31, 2012 or expected to be adopted at August 31, 2012 differ materially from the accounting policies used in the preparation of these condensed interim consolidated financial statements, these condensed interim consolidated financial statements will be restated to retrospectively account for the application of those policies adopted at August 31, 2012 or expected to be adopted at August 31, 2012 in the period accounting policies are determined or a prior period when the expectation of accounting policies to be adopted changes.

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements set out below have been applied consistently in all material respects.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 3

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Uranium Power Corp. and Titan Uranium USA Inc. which the Company has control. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. All inter-company accounts and transactions have been eliminated on consolidation.

Financial Instruments

Financial assets and liabilities are recognized when the company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the company classifies its financial assets in the following categories depending on the purpose for which the instruments were acquired.

Financial assets are classified into one of three categories: Financial assets at fair value through profit or loss (“FVTPL”), available for sale (“AFS”) financial assets or loans and receivable.

The Company has classified cash and cash equivalents and reclamation deposits, marketable securities as FVTPL and accounts receivable as loans and receivable.

At each reporting date, the company assesses whether there is objective evidence that a financial asset is impaired. Financial assets are impaired when one or more events that occurred after the initial recognition of the financial asset have been impacted.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivable is reduced through the use of an allowance. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Impairment losses on loans and receivables carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 4

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVTPL or other financial liabilities, as appropriate.

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payables and accrued liabilities and loans payable. Subsequent to initial recognition, accounts payable and accrued financial liabilities are measured at amortized cost using the effective interest method. All are classified as other financial liabilities.

Exploration and evaluation assets

Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Once the legal right to explore a property has been acquired, exploration and evaluation expenditures are recognized and capitalized in addition to the acquisition costs. Mineral exploration costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Once the technical feasibility and commercial viability of extraction of the mineral resources has been determined, the property is considered to be a property under development and is reclassified as such costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write-downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to its mineral property and, to the best of its knowledge, the title to its property is in good standing.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 5

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets (continued)

Exploration and evaluation costs (continued)

Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are subject to significant measurement uncertainty. Management’s assessment of recoverability is based on, among other things, the Company’s estimate of current mineral reserves and resources which are supported by geological estimates, estimated commodity prices, and the procurement of all necessary regulatory permits and approvals. These assumptions and estimates could change in the future and this could materially affect the carrying value and the ultimate recoverability of the amounts recorded for mineral properties.

Property and Equipment

Property and equipment are stated at historical cost, being the purchase price and directly attributed cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of an future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions. Property and equipment is subsequently measured at cost less accumulated amortization, less accumulated impairment losses, with the exception of land which is not depreciated. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Amortization is subsequently provided for based on the estimated useful lives of the assets using the declining balance method and rates:

Computer equipment	3 years straight line
Exploration equipment	3 years straight line
Leasehold improvements	straight line over the term of the lease
Office furniture	5 years straight line

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 6

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic and Diluted Loss Per Share

Basic losses per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted losses per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred income tax assets and liabilities are presented as non-current.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 7

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share based payments

Equity-settled share based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the financial statements. The fair value determined at the grant date of the equity-settled share based payments is expensed on a graded vesting basis over the vesting period based on the Company’s estimate of shares that will eventually vest. Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share based instruments.

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Flow-through Shares

The Company will, from time to time, issue flow-through shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On the issuance of a flow-through share, it is bifurcated into equity (share) and liability (flow-through) components on the issue date. The equity portion is measured at the market value and the residual is allocated as a liability. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 8

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Rehabilitation Provision

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of tangible long-lived assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates is capitalized to the amount of the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as the related asset.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to related asset with a corresponding entry to the rehabilitation provision.

The Company’s estimates are reviewed annually for changes in regulatory requirements, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to the statement of operations for the period.

Impairment of Long-Lived Assets

The Company’s tangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the statement of operations for the period. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determine, net of depreciation or amortization, if no impairment loss had been recognized.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 9

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation of Foreign Currencies

The functional currencies of the Company’s foreign subsidiaries are measured using the currency of the primary economic environment in which that entity operates. The condensed interim consolidated financial statements are presented in Canadian dollars which is the parent company’s functional and presentation currency. The functional currency of the subsidiary that have operations in the United States is the Canadian dollar.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined and not subsequently restated.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of operation in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that, upon acquisition, have an initial term to maturity of three months or less and are readily convertible into cash.

Reclamation deposits

Deposits are cash and cash equivalents on deposit at financial institutions and pledged as security for letters of credit issued in favor of various regulatory agencies to support future reclamation obligations on resource properties in Canada and the United States. The deposits will be released to the Company when the reclamation obligations are satisfied.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 10

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards and Amendments Issued Not Yet Effective

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

The following new standards, amendments and interpretations that have not been early adopted in these condensed interim consolidated financial statements will not have an effect on the Company’s future results and financial position:

IFRS 10: Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities (Effective for annual periods beginning on or after January 1, 2013)

IFRS 11: Establishes principles for financial reporting by parties to a joint arrangement (Effective for annual periods beginning on or after January 1, 2013)

IFRS 12: Applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity(Effective for annual periods beginning on or after January 1, 2103)

IFRS 13: Defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements (Effective for annual periods beginning on or after January 1, 2013)

 IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)

IAS 27: Contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements (Effective for periods beginning on or after January 1, 2013)

IAS 28: Sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures (Effective for periods beginning on or after January 1, 2013)

Amendments to IFRS 9 Financial Instruments (Effective for periods beginning on or after January 1, 2013)

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 11

4.	USE OF ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

	i)	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period the new information becomes available.

	ii)	Impairment

At each reporting period, assets, specifically exploration & evaluation are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the carrying amount often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance.

	iii)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 13.

	iv)	Title to mineral property interest

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 12

4.	USE OF ESTIMATES AND JUDGEMENTS (continued)

	v)	Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

	vi)	Rehabilitation provision

The application of the Company’s accounting policy for rehabilitation is based on internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market conditions at the time of the rehabilitation costs are actually incurred.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 13

5.	MARKETABLE SECURITIES

Marketable securities are classified as held-for-trading, are stated at their fair values and consist of the following:

	November 30,	August 31,	September 1,
	2011	2011	2010
	$	$	$

Cue Resources Ltd.
2,381,626 common shares	-	-	130,990
2,381,626 warrants	-	23,816	39,983

Energy Fuels Inc.
1,046,067 common shares	345,202	329,511	-

	345,202	353,327	170,973

On March 30, 2010, the Company accepted a combination of cash and securities as repayment of a note receivable which had a balance of USD$277,491 ($282,708). Repayment of the note consisted of USD$50,000 ($50,940) cash, 2,381,626 common shares of Cue Resources Ltd. (Cue), a company related by way of a common director, and 2,381,626 common share purchase warrants of Cue exercisable at $0.15 for a period of two years expiring on March 30, 2012. The Company valued the Cue common shares at $202,430 based on the market as quoted on the TSX Venture Exchange (“TSX-V”) and valued the common share purchase warrants at $110,715 using the Black-Scholes option pricing model. The total proceeds received for repayment of the note resulted in a gain on disposal of $81,385.

6.	PROPERTY AND EQUIPMENT

	Computer	Exploration	Leasehold	Office
	Equipment	Equipment	Improvements	Furniture	Total
Cost
Balance September 1, 2010	$116,951	$215,039	$2,537	$57,497	$392,024
Balance August 31, 2011	116,951	215,039	2,537	57,497	392,024
Balance November 30, 2011	$116,951	$215,039	$2,537	$57,497	$392,024

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 14

6.	PROPERTY AND EQUIPMENT (continued)

	Computer	Exploration	Leasehold	Office
	Equipment	Equipment	Improvements	Furniture	Total
Accumulated Amortization
Balance September 1, 2010	$81,182	$195,455	$783	$32,737	$310,157
Amortization	19,527	13,278	264	10,071	43,140
Balance August 31, 2011	100,709	208,733	1,047	42,808	353,297
Amortization	364	1,439	66	3,112	4,981
Balance November 30, 2011	$101,073	$210,172	$1,113	$45,920	$358,278

Net Carrying Amount
Balance September 1, 2010	$35,769	$19,584	$1,754	$24,760	$81,867
Balance August 31, 2011	16,242	6,306	1,490	14,689	38,727
Balance November 30, 2011	$15,878	$4,867	$1,424	$11,577	$33,746

7.	EXPLORATION AND EVALUATION ASSETS

	Nunavut	Saskatchewan	Wyoming	Utah	Total
Cost

Balance September 1, 2010	$1,668,411	$15,210,655	$15,840,766	$1,336,855	$34,056,687
Acquisition	-	-	5,983	155,604	161,587
Exploration costs	73,523	331,142	4,326,256	1,483	4,732,404
Disposal of exploration asset	-	-	-	(703,304)	(703,304)
Write-off of exploration expenditures	(1,524,082)	(13,596,514)	-	-	(15,120,596)

Balance August 31, 2011	217,852	1,945,283	20,173,005	790,638	23,126,778
Exploration costs	6,151	778,027	1,789,313	5,901	2,579,392

Balance November 30, 2011	$224,003	$2,723,310	$21,962,318	$796,539	$25,706,170

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 15

7.	EXPLORATION AND EVALUATION ASSETS (continued)

[a]	Thelon, Nunavut Properties

On May 31, 2005, the Company purchased an option to acquire a 100% interest in eight mining leases located in Nunavut Territory and known as the Thelon Uranium Project (“the Project”).

The Company has committed to pay the optionor a 2% Net Smelter Royalty (NSR). This NSR may be reduced to 1% on the payment of $1,000,000 and be reduced to 0.5% on the payment of an additional $1,000,000. The Company will pay advance royalties of $20,000 per year while it owns this Project.

On June 13, 2007 the Company entered into an agreement with Mega Uranium Ltd. (Mega), a company related by common directors and officers, for Mega to acquire a 51% interest in all of Titan’s owned and to be owned claims in the Thelon Basin. In order to earn the interest, Mega had committed to expend an aggregate of $5,000,000 on the properties on or before December 31, 2008 on exploration work programs.

As at August 31, 2008, Mega fulfilled the terms and conditions necessary to earn an undivided 51% interest in the Properties.

During fiscal 2010, the Company abandoned certain claims in Nunavut and wrote-down $1,417,810 of capitalized costs relating to the abandoned claims.

Subsequent to August 31, 2011, the Company signed a letter of intent with Mega Uranium Ltd. (“Mega”) to sell all its Canadian properties, including the Thelon properties in exchange for 10,000,000 common shares of Mega and, accordingly, the Company wrote down the property to its estimated net realizable value of $217,852 at August 31, 2011. This transaction closed on February 23, 2012.

[b]	Athabasca, Saskatchewan Properties

In July 2005, the Company entered into an agreement to acquire a 100% interest in certain mineral property claims located in the Athabasca Basin, Saskatchewan.

The Company has committed to pay the vendor a 2% NSR , with the option in favour of the Company to buy back 1% of the NSR by paying to the vendor $1,000,000 at any time prior to commercial production from the claims.

As part of the agreement, the Company has granted the vendor a 10% carried interest in the claims with such carried interest remaining in effect until the commencement of commercial production by the Company on one or more claims with all costs payable attributable to the Vendor to be paid by the Company and repaid by the vendor from its working interest and/or initial NSR.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 16

7.	EXPLORATION AND EVALUATION ASSETS (continued)

[b]	Athabasca, Saskatchewan Properties (continued)

In December 2006, the Company acquired a 100% interest in mineral property claims located in the Athabasca Basin, Saskatchewan.

The Company has committed to pay the vendor a 1% NSR on all contributed properties.

As part of the agreement, the Company has granted the vendor a 10% working interest in each claim, carried by Titan to completion of a bankable feasibility study, after which the vendor may elect to participate as to its 10% interest or convert its interest into an additional 1% NSR

In May 2008 the Company signed an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby JOGMEC can acquire an undivided 50% working interest in the Company’s Virgin Trend and Knight properties in the Athabasca basin upon the full spending of $9,000,000 on exploration prior to March 31, 2011. In July 2010, the Company and JOGMEC agreed to defer future exploration work until market conditions improve.

In November 2008 the Company signed an agreement with JOGMEC whereby JOGMEC can earn an undivided 50% working interest in the Company’s Border Block project which consists of the Maybelle, Gartner and King properties. JOGMEC can earn a 50% working interest upon the full spending of $6,000,000 prior to March 31, 2012.

During fiscal 2010, the Company abandoned certain claims in Saskatchewan and wrote-down $2,032,877 of capitalized costs relating to the abandoned claims.

In August 2011, the Company entered into an agreement to acquire 50% undivided interest in mineral claims located in the Athabasca Basin area of Saskatchewan. The interest could be earned by spending an aggregate of $500,000 in exploration expenditures in installments over a three year period ending October 30, 2014, with the first exploration expenditure of $175,000 due on or before October 30, 2012.

The Company has committed to pay the vendor a 2% NSR upon commencement of commercial production on the property.

Subsequent to August 31, 2011, the Company signed a letter of intent with Mega Uranium Ltd. (“Mega”) to sell all its Canadian properties, including the Athabasca properties in exchange for 10,000,000 common shares of Mega and, accordingly, the Company wrote down the property to its estimated net realizable value of $1,945,283 at August 31, 2011. This transaction closed on February 23, 2012.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 17

7.	EXPLORATION AND EVALUATION ASSETS (continued)

[c]	United States properties

The United States properties consisted of the following projects and ownership interests:

Utah – Green River North, 100% interest [iv]
Utah – Green River South, 70% interest [ii]
Wyoming – East Shirley, 100% interest [iii]
Wyoming - Sheep Mountain, 100% interest, subject to royalties ranging from 1% - 10% on the gross proceeds from the sale of mineral ore produced. [i]

[i] In October 2009, the Company acquired the remaining 50% interest in the Sheep Mountain and Green River North properties, and disposed of the Breccia Pipes, Arizona and Burro Canyon, Colorado projects.

The transaction was completed with the Company’s Joint Venture partner Uranium One Inc. (“Uranium One”). As a result of the transaction, the Company owns 100% of the Sheep Mountain and Green River North properties. In exchange for Uranium One’s interest in the Sheep Mountain and Green River North properties, the Company paid USD$850,000 and agreed to pay an additional USD$2,000,000 if the month-end spot uranium price reported by Ux Consulting Company exceeds USD$65 per pound within three years and an additional USD$4,000,000 if the month-end spot uranium price exceeds USD$85 per pound within three years. The Company also assumed the remaining 50% of the asset retirement obligation related to Sheep Mountain that was not previously recognized.

The USD$2,000,000 and USD$4,000,000 payments that are based on the spot uranium price were considered to be an embedded derivative and were valued at USD$911,910 using an option pricing model to form part of the acquisition price of the Sheep Mountain and Green River North properties acquired from Uranium One. The derivative constitutes a liability that is revalued at each reporting date with the change in value recognized as an unrealized gain or loss on the Consolidated Statement of Operations.

The Company received USD$500,000 from Uranium One for the 50% interest in the Breccia Pipes and Burro Canyon properties.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 18

7.	EXPLORATION AND EVALUATION ASSETS (continued)

[c]	United States properties (continued)

[ii] The Company has an option to earn up to a 70% working interest in the property by completing the following:

Cash payments of:

  USD$146,250 by December 31, 2009 (paid);

  USD$146,250 by December 31, 2010 (paid);

Cumulative exploration spending of:

  USD$1,023,750 by December 31, 2009 (completed);

  USD$1,365,000 by December 31, 2010 (completed);

Issuing common shares of the Company in the amount of;

  25,000 shares by December 31, 2009 (issued at a value of $5,500);

  25,000 shares by December 31, 2010 (issued at a value of $11,000).

During the current fiscal year, the Company completed all of its obligations under the agreement and earned their 70% interest.

[iii] During fiscal 2010, the Company abandoned the East Shirley claims in Wyoming and wrote-down $93,237 of capitalized costs relating to the abandoned claims.

[iv] In January 2011, the Company entered into an agreement with Energy Fuels to sell 100% of its Green River South property in return for US$1,200,000 worth of common shares of Energy Fuels. The Company received 1,046,067 common shares in February 2011, which had a value of $1,361,456 when they were received, and accordingly, the Company recorded a gain of $658,152 as a result of the sale.

8.	OTHER LIABILITIES

Issued on
November 30,
2010

Balance September 1, 2010	$-
Liability incurred on flow-through shares issued	655,908
Settlement of flow-through share liability on incurred expenditures	(124,774)

Balance August 31, 2011	531,134
Settlement of flow-through share liability on incurred expenditures	(311,354)

Balance November 30, 2011	$219,780

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 19

9.	LOAN PAYABLE

In October 27, 2011, the Company entered into a loan agreement with an entity related by common directors. The Company arranged for financing of up to $1,000,000 and bears annual interest of 5% payable on the due date of the loan. The loan is supported by a promissory note, due on January 31, 2013. As at November 30, 2011, the Company had received $500,000 under this agreement and has accrued $2,055 in interest payable. Subsequent to November 30, 2011, the Company received the remaining $500,000.

10.	REHABILITATION PROVISION

The Company’s rehabilitation provision relates to the cost of removal and restoring the Sheep Mountain property.

Amount
$
Balance, August 31, 2010 and September 1, 2010	1,916,447
Accretion	32,056
Settlement of liability	(17,880)
Adjustment on estimate	(233,721)
Effect of change in exchange rate	(68,777)
Balance, August 31, 2011	1,628,125
Accretion	7,838
Effect of change in exchange rate	66,493
1,702,456
Less: current portion	200,664
Balance	1,501,792

The Company estimates its rehabilitation provision based on its understanding of current environmental regulations and related laws in the jurisdictions where it operates. Regulations and laws are continually changing and are generally expected to become more restrictive. New regulations or interpretations of the law could materially change the Company’s provision.

The Company has cash deposits totaling $2,088,955 (August 31, 2011 - $1,994,253; September 1, 2010 - $2,413,052) that serve as collateral for letters of credit that have been pledged in favour of certain regulatory authorities. The deposits bear interest at market rates. The deposits will be returned to the Company when site reclamation at the Company’s mineral properties has been completed to the satisfaction of the regulatory authorities.

11.	RELATED PARTY TRANSACTIONS

The following is a summary of the Company’s related party transactions during the period:

The Company paid rent of $7,500 to a company with a common director.

Receivables with a balance of $84,166 (August 31, 2011 - $84,166; September 1, 2010 - $57,601) is owing from a joint venture partner with directors and officers in common and accounts payable and accrued liabilities include $33,440 (August 31, 2011 - $21,194; September 1, 2010 - $NIL) due to directors, officers and a company with a director in common.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 20

11.	RELATED PARTY TRANSACTIONS (continued)

Key management compensation:

The Company paid consulting fees and wages totaling $136,601 (2010 - $90,174) to officers of the Company or companies controlled by directors and officers of the Company for the period ended November 30, 2011. Consulting fees and wages have been expensed to operations or capitalized to resource properties based on the nature of the expenditure.

12.	SHARE CAPITAL

[a]	Authorized: Unlimited number of common shares without par value
[b]	Issued – common shares:

Private placement

On November 30, 2010 the Company completed a non-brokered private placement of 16,576,630 units (“Units”) at a price of $0.30 per Unit and 4,372,722 flow-through units (“FT Units”) at a price of $0.45 per FT Unit for aggregate gross proceeds of $6,940,714. Each Unit consisted of one common share of the Company and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.45 per common share for a period of two years from November 30, 2010. Each FT Unit consisted of one flow-through share of the Company and one-half of one common share purchase warrant (“FT Warrant”) Each FT Warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per common share for a period of two years from November 30, 2010. The Company allocated $655,908 of the flow-through proceeds as deferred premium on flow-through shares which is included in other liabilities.

In connection with the private placement, the Company paid finder’s fees which consisted of cash of $536,757, 1,389,200 finders warrants (“Finder’s Warrants”) and other cash costs of $103,339. Each Finder’s Warrant entitles the holder to acquire a finder’s unit (“Finder’s Unit”) at a price of $0.30 per Finder’s Unit for a period of two years from November 30, 2010. Each Finder’s Unit consists of one common share and one non-transferrable common share purchase warrant (“Finder’s Unit Warrant”). Each Finder’s Unit Warrant is entitles the holder to acquire a common share of the Company at a price of $0.45 per common share for a period of two years from November 30, 2010. The fair value of the Finder’s Warrants of $301,749 was recorded as share issue costs. The fair value of the Finder’s Warrants was determined using the Black Scholes option pricing model with the following assumptions: Risk free rate of 1.62%; Expected dividend yield of 0%; Expected volatility of 112%; and expected life of 2 years.

As at November 30, 2011, the Company incurred approximately $934,000 (August 31, 2011 - $374,000) of expenditures eligible for flow-through with respect to these flow-through share proceeds and has reduced the deferred premium on flow-through shares by $311,354 (August 31, 2011 - $124,775) with respects to the expenditures incurred.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 21

13.	STOCK OPTIONS AND WARRANTS

Stock Options

The Company has established a share option plan whereby options may be granted to directors, officers, employees and consultants up to an aggregate of 10% of the issued and outstanding shares of the Company. Options granted have an exercise price of not less than the market price on the date of grant less the applicable discount, if any, permitted by the policies of the TSX-V and approved by the Board. The options can be granted for a maximum of 5 years and vest as determined by the board of directors. Stock options granted to investor relations vest in accordance with the terms of the TSX-V at 25% three months after the grant and 25% every three months thereafter.

There were no stock options granted during the three months ended November 30, 2011 and 2010.

On January 25, 2011, the Company granted stock options to acquire 3,150,000 shares at $0.59 per share exercisable to January 25, 2016. 3,050,000 of the stock options vested at the date of grant and 100,000 vest at 25% three months after the grant and 25% every three months thereafter. During the year ended August 31, 2011, a share-based compensation charge of $1,198,610 ($243,611 was capitalized to exploration and evaluation asset) was recorded and credited to contributed surplus with respect to these options. The fair value of the options was determined using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate of 1.68% - 2.65%; Expected life of options 5 years; Volatility of 106% - 109%; Dividend rate of Nil; Forfeiture rate of 16%.

On July 30, 2010, the Company granted stock options to acquire 3,552,500 shares at $0.155 per share exercisable to July 29, 2013. 2,525,000 of the stock options vested at the date of grant and 150,000 vest at 25% three months after the grant and 25% every three months thereafter.

On September 8, 2010, the Company granted stock options to acquire 2,675,000 shares at $0.155 per share exercisable to September 8, 2012. These stock options vested at the date of grant During the year August 31, 2011, a share-based compensation charge of $30,737 (August 31, 2010 $738,065 ($150,401 was capitalized to exploration and evaluation asset) was recorded and credited to contributed surplus with respect to these options. The fair value of the options was determined using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate of 1.35%; Expected life of options 1.63 years; Volatility of 124%; Dividend rate of Nil; Forfeiture rate of 16%.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 22

13.	STOCK OPTIONS AND WARRANTS (continued)

Stock Options (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows for the three months ended November 30, 2011 and for the year ended August 31, 2011.

	Weighted
	Number of	Average
	Options	Price
	#	$

Balance, August 31, 2010 and September 1, 2010	5,899,167	0.23

Expired	(166,667)	0.78
Cancelled	(160,000)	0.27
Granted	3,150,000	0.59
Approved by shareholders	495,000	0.16
Exercised	(2,736,500)	0.21
Balance, August 31, 2011	6,481,000	0.40
Expired	(300,000)	0.59
Balance, November 30, 2011	6,181,000	0.39

Options outstanding and exercisable at November 30, 2011 had exercise prices and years remaining to expiry as follows:

			Weighted
		Exercise	Average
Number of	Number of	Price of	Exercise Price
Options	Shares	Options	of Options	Expiry
Outstanding	Exercisable	Outstanding	Exercisable	Date

1,917,500	1,917,500	0.265		September 8, 2012
1,413,500	1,413,500	0.155		July 29, 2013
2,850,000	2,825,000	0.59		January 25, 2016

6,181,000	6,156,000	$0.40	$0.40

Subsequent to November 30, 2011, 713,500 stock options were exercised for total proceeds of $110,592.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 23

13.	STOCK OPTIONS AND WARRANTS (continued)

Warrants

The Company had the following warrants outstanding which were granted in conjunction with a private placement.

		Weighted
	Number of	Average
	Warrants	Price
	#	$
Balance, August 31, 2010 and September 1, 2010	-	-
Issued	20,152,191	0.45
Exercised	(90,094)	0.30
Issued	90,094	0.45
Issued	500,000	0.21

Balance, August 31, 2011 and November 30, 2011	20,652,191	0.44

Number of	Exercise Price
Warrants	of Warrants
Outstanding	Outstanding	Expiry Date

2,186,361	0.50	November 30, 2012
16,576,630	0.45	November 30, 2012
1,299,106	0.30	November 30, 2012**
500,000	0.21	August 3, 2013
90,094	0.45	November 30, 2012

20,652,191	$0.44

**

Finders’ Warrants are exercisable into a Finders’ Unit, which consists of one share and one share purchase warrant which entitles the holder the right to acquire a common share of the Company at a price of $0.45 per common share until November 30, 2012.

14.	SEGMENTED INFORMATION

The Company operates one reportable segment, being the exploration and development of uranium resource properties. The Company operates in two geographic segments; Canada and the United States. Property and equipment by geographic area are as follows:

September 1, 2010	Canada	United States	Total
	$	$	$
Property and equipment	81,517	350	81,867
Exploration and evaluation assets	16,879,066	17,177,621	34,056,687

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 24

14.	SEGMENTED INFORMATION (continued)

August 31, 2011	Canada	United States	Total
	$	$	$
Property and equipment	38,387	350	38,727
Exploration and evaluation assets	2,163,135	20,963,643	23,126,778

November 30, 2011	Canada	United States	Total
	$	$	$
Property and equipment	33,746	-	33,746
Exploration and evaluation assets	2,947,313	22,758,857	25,706,170

15.	FINANCIAL INSTRUMENTS

	i)	Fair Value

The fair values of the Company’s financial assets and liabilities approximate their carrying amounts.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, marketable securities, receivable, reclamation deposits, accounts payable and accrued liabilities and loan payable.

ii)

Derivatives – Derivatives may be embedded in other financial instruments or within non- financial contracts, certain embedded derivatives may require separate recognition at fair value. Pursuant to the acquisition of properties on October 1, 2009, the Company must make a payment of USD$2,000,000 if, within three years, the month end spot uranium price exceeds USD$65 per pound, and a payment of USD$4,000,000 if the month end spot uranium price exceeds USD$85 per pound. The Company has determined that the payment terms constitute an embedded derivative and have valued the derivative liability using a valuation model. The uranium spot price and the expected volatility of the uranium spot price have a significant impact on the value derived from the valuation model.

At November 30, 2011, the derivative liability had an estimated value of $91,902 (August 31, 2011 - $109,108; September 1, 2010 - $323,371).

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 25

15.	FINANCIAL INSTRUMENTS (continued)

	ii)	Derivatives (continued)

On January 31, 2011 the month end spot price was USD$73 per pound resulting in the requirement to make a cash payment of USD$2,000,000 by July 31, 2011. USD$2,000,000 was recognized as an accrued liability resulting in a realized loss on the derivative liability of $479,299. On July 31, 2011, the Company amended the payment terms as follows: cash payment of USD$1,000,000 (paid) by August 3, 2011 and the remaining balance of USD$1,000,000 on July 31, 2012 plus accrued interest thereon from July 31, 2011 until paid at a rate of 5% per annum. The Company had accrued $17,047 in accrued interest payable and the combine balance owing of $1,037,047 is included in accounts payable and accrued liabilities as at November 30, 2011.

In addition, the Company issued 500,000 share purchase warrants exercisable at $0.21 per share expiring on July 31, 2013. The fair value of the share purchase warrants of $45,000 was recorded as finance cost and is included in the statement of operations. The fair value of the warrants was determined using the Black Scholes option pricing model with the following assumptions: Risk free rate of 1.08%; Expected dividend yield of 0%; Expected volatility of 77%; and expected life of 2 years. At November 30, 2011 the derivative liability related to the USD$4,000,000 payment required if the month end spot uranium price exceeds USD$85 had an estimated value of $91,902 using variables in effect at November 30, 2011.

As at November 30, 2011, a $5 increase in the uranium spot price while holding all other variables constant would result in an estimated increase of approximately $154,000 in the value of the derivative liability. Increasing the volatility by 5% while holding all other variables constant would result in an estimated increase of approximately $124,000 in the value of the derivative liability. The derivative is revalued at each reporting date with the change in value recognized as an unrealized gain or loss on derivative liability on the consolidated statement of operations.

	iii)	Management of financial risk - The Company’s financial instruments are exposed to certain financial risks, including credit risk and liquidity risk.

Credit risk is the risk of an unexpected loss by the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s cash, cash equivalents, restricted cash and reclamation deposits are primarily held in high credit quality financial institutions.

A portion of the Company’s receivables relate to a receivable from participants of the Company’s exploration option agreements. Management mitigates the credit risk associated with this concentration of receivables by ensuring that amounts receivable are current and by involving partners in the budgeting process.

The carrying amount of the Company’s receivables, $354,885 (August 31, 2011 - $318,450; September 1, 2010 - $428,418) represents the Company’s maximum credit risk exposure.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 26

15.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach is to ensure that it will have sufficient liquidity to meet its obligations when due. Accounts payable and accrued liabilities are due within the current operating period. The Company uses a budgeting process to project cash flow and to ensure that sufficient resources are available to meet those cash flow requirements. As at November 30, 2011, the Company had working capital deficiency of $1,677,660. The Company does not currently operate any producing properties and as such, is dependent upon issuance of new equity to advance its exploration properties. If equity financing is required, failure to obtain financing on a timely basis may cause the Company to postpone exploration plans, reduce or terminate its operations.

Foreign currency risk – The Company’s financial instruments are exposed to currency risk as it presently holds assets and liabilities denominated in both Canadian and US currency. The Company does not use derivative instruments to hedge this exposure. Cash flow forecasts are used to estimate the amount of Canadian and US currency that will be needed so that adequate currency is on hand as liabilities become due.

A +/- 1% change in the Canadian dollar versus the U.S. dollar at November 30, 2011 would have an approximate +/- $10,000 impact on the loss for the period ended November 30, 2011.

The Company has cash balances and no variable interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

16.	NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. As at November 30, 2011, the Company had $784,267 in accounts payable and accrued liabilities related to exploration and evaluation assets. This transaction was excluded from the statements of cash flows.

17.	SUBSEQUENT EVENTS

In December 2011, the Company entered into a definitive business combination agreement with Energy Fuels, whereby Energy Fuels will acquire all of the issued and outstanding shares of the Company by way of plan of arrangement.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 27

17.	SUBSEQUENT EVENTS (continued)

Under the plan of arrangement, the Company’s shareholders will receive 0.68 of Energy Fuel’s common shares for each share of the Company held. All outstanding warrants will be replaced or assumed by Energy Fuels and adjusted as appropriate to reflect the consideration to be received by the Company’s shareholders pursuant to the plan of arrangement. All of the Company’s stock options will expire immediately preceding the effective date. The Company has engaged BayFront Capital Partners to act as their financial advisors in this transaction for a fee of $75,000. The transaction is subject to shareholder and regulatory approval.

In connection with this agreement, Energy Fuels has agreed to provide bridge loan financing up to US$1,500,000 to a subsidiary of the Company. The Company and its subsidiary have signed a loan agreement for US$1,000,000. The advance is evidenced by a promissory note, due the earlier of the closing date of the business combination agreement or February 28, 2012, and bears interest at a rate of 5%, payable on the due date. The loan is secured by a mortgage over the Company’s Sheep Mountain property and a guarantee provided by the Company. As of January 16, 2012 the subsidiary of the Company has received the balance of US$1,000,000 from Energy Fuels.

In January 2012, the Company signed a letter of intent with Mega Uranium Ltd. (“Mega”) which provides for the sale of substantially all of the Company’s Canadian assets to Mega in exchange for 10,000,000 common shares of Mega, transaction closed February 23, 2012.

18.	FIRST TIME ADOPTION OF IFRS

As stated in Note 2, these are the Company’s first condensed interim consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the three months ended November 30, 2011, the comparative information presented in these interim statements for both the three months ended November 30, 2010 and year ended August 31, 2011 and in preparation of an opening IFRS statement of financial position as at September 1, 2010.

IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), requires first time adopters to retrospectively apply all the effective IFRS standards as if the reporting date of August 31, 2012. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time adoptions.

In preparing the Company’s opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre- changeover Canadian GAAP.

In preparing these condensed interim consolidated financial statements in accordance with IFRS 1, the Company has applied the following optional exemptions and exceptions from full retrospective application of IFRS:

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 28

18.	FIRST TIME ADOPTION OF IFRS (continued)

Elected exemptions from full retrospective application

Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company will apply the provision of IFRS 2 to all outstanding equity instruments that are unvested prior to the date of transition to IFRS.

Rehabilitation provision

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1.

Business combination

The Company has elected to apply the business combination standard prospectively as allowed under IFRS 1.

Mandatory exceptions to retrospective application

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of September 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

De-recognition of financial assets and liabilities

The Company has applied the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, prospectively from the Transition Date. As a result any non-derivate financial assets or non-derivative financial liabilities recognized prior to the ‘Transition Date in accordance with pre-changeover Canadian GAAP have not been reviewed for compliance with IAS 30.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS has resulted in reclassifications in the Company’s reported financial position as at September 1, 2010, November 30, 2010 and August 31, 2011. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statements of operations and comprehensive income for November 30, 2010 and August 31, 2011 have been reconciled to IFRS, with the resulting differences explained, below. However, as there have been no material adjustments to the cash flows, no reconciliations of the statements of cash flows have been prepared.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 29

18.	FIRST TIME ADOPTION OF IFRS (continued)

The following is a reconciliation of the Company’s Consolidated Statement of Financial Position as at the transition date of September 1, 2010:

	Canadian	Effect of
	GAAP	Transition	IFRS
	$	$	$

ASSETS
Cash and cash equivalents	2,362,674	-	2,362,674
Receivables	428,418	-	428,418
Marketable securities	170,973	-	170,973
Prepaid expenses	56,766	-	56,766

Total current assets	3,018,831	-	3,018,831

Property and equipment	81,867	-	81,867
Exploration and evaluation assets (Note i)	33,208,680	848,007	34,056,687
Reclamation deposit	2,413,052	-	2,413,052

Total assets	38,622,430	848,007	39,470,437

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued liabilities	1,121,967	-	1,121,967
Current portion of provision	168,573	-	168,573

Total current liabilities	1,290,540	-	1,290,540

Provision (Note i)	899,867	848,007	1,747,874
Derivative liability	323,371	-	323,371
Future income tax liabilities	1,480,000	-	1,480,000

Total liabilities	3,993,778	848,007	4,841,785

SHAREHOLDERS’ EQUITY
Share capital	76,329,984	-	76,329,984
Contributed surplus	15,224,010	-	15,224,010
Deficit	(56,825,342)	-	(56,825,342)

Total shareholders’ equity	34,728,652	-	34,728,652

Total liabilities and shareholders’ equity	38,722,430	848,007	39,470,437

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 30

18.	FIRST TIME ADOPTION OF IFRS (continued)

The following is a reconciliation of the Company’s Consolidated Statement of Financial Position as at August 31, 2011:

	Canadian	Effect of
	GAAP	Transition	IFRS
	$	$	$

ASSETS
Cash and cash equivalents	2,065,966	-	2,065,966
Restricted cash	80,000	-	80,000
Receivables	318,450	-	318,450
Marketable securities	353,327	-	353,327
Prepaid expenses	14,459	-	14,459

Total current assets	2,832,202	-	2,832,202

Property and equipment	38,727	-	38,727
Exploration and evaluation assets (Note i)	22,388,333	738,445	23,126,778
Reclamation deposit	1,994,253	-	1,994,253

Total assets	27,253,515	738,445	27,991,960

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued liabilities (Note ii)	1,691,328	-	1,691,328
Other liabilities (Note ii)	-	531,134	531,134
Current portion of provision	200,664	-	200,664

Total current liabilities	1,891,992	531,134	2,423,126

Provision (Note i)	780,780	646,681	1,427,461
Derivative liability	109,108	-	109,108

Total liabilities	2,781,880	1,177,815	3,959,695

SHAREHOLDERS’ EQUITY
Share capital (Note ii)	82,818,466	(124,908)	82,693,558
Contributed surplus	16,403,929	-	16,403,929
Deficit (Notes I and ii)	(74,750,760)	(314,462)	(75,065,222)

Total shareholders’ equity	24,471,635	(439,370)	24,032,265

Total liabilities and shareholders’ equity	27,253,515	738,445	27,991,960

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 31

18.	FIRST TIME ADOPTION OF IFRS (continued)

The following is a reconciliation of the Company’s Consolidated Statement of Financial Position as at November 30, 2010:

	Canadian	Effect of
	GAAP	Transition	IFRS
	$	$	$

ASSETS
Cash and cash equivalents	1,337,671	-	1,337,671
Receivables	188,303	-	188,303
Share subscriptions receivable	6,699,804	-	6,699,804
Marketable securities	281,271	-	281,271
Prepaid expenses	92,786	-	92,786

Total current assets	8,599,835	-	8,599,835

Property and equipment	67,425	-	67,425
Exploration and evaluation assets (Note i)	33,759,652	848,007	34,607,659
Reclamation deposit	2,074,903	-	2,074,903

Total assets	44,501,815	848,007	45,349,822

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued liabilities (Note ii)	641,892	-	641,892
Other liabilities (Note ii)	-	655,908	655,908
Current portion of provision	148,986	-	148,986

Total current liabilities	800,878	655,908	1,456,786

Provision (Note i)	881,389	819,628	1,701,017
Derivative liability	2,163,084	-	2,163,084
Future income tax liabilities	1,480,000	-	1,480,000

Total liabilities	5,325,351	1,475,536	6,800,887

SHAREHOLDERS’ EQUITY
Share capital (Note ii)	82,373,061	(655,908)	81,717,153
Contributed surplus	15,525,826	-	15,525,826
Deficit (Note ii)	(58,722,423)	28,379	(58,694,044)

Total shareholders’ equity	39,176,464	(627,529)	38,548,935

Total liabilities and shareholders’ equity	44,501,815	848,007	45,349,822

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 32

18.	FIRST TIME ADOPTION OF IFRS (continued)

The following is a reconciliation of the Company’s net loss and comprehensive loss reported in accordance with Canadian GAAP to its net loss and comprehensive loss in accordance with IFRS for the three months ended November 30, 2010 and for the year ended August 31, 2011.

	Three months ended	Year ended
	November 30, 2010	August 31, 2011
	$	$

As reported under Canadian GAAP	(1,897,081)	(17,925,418)
IFRS adjustment (increase) decrease
Accretion (Note i)	9,508	36,842
Foreign exchange (Note i)	18,871	54,921
Other income (Note ii)	-	124,774
Recovery of future income tax (Note ii)	-	(531,000)

Net loss and comprehensive loss as
reported under IFRS	(1,868,702)	(18,239,881)

Explanation of Reconciling Items

i)	Rehabilitation Provision

Under pre-changeover Canadian GAAP, rehabilitation provisions are measured incorporating market assumptions and discount rates based on the entity’s credit-adjusted risk-free rate. Adjustments are made to rehabilitation provisions for changes in the timing or amount of the cash flows and the unwinding of the discount. However, changes in discount rates alone do not result in a re-measurement of the provision. Changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability, while changes that increase the liability are discounted using the current discount rate.

IFRS requires decommission provisions to be measured based on management’s best estimate of the expenditures that will be made and adjustments to the provision are made in each year for changes in the timing or amount of cash flow, changes in the discount rate, and the accretion of the liability (unwinding of the discount). Furthermore, the estimated future cash flows should be discounted using the current rate.

As a result, the rehabilitation provision will increase by $848,007 at September 1, 2010 (August 31, 2011 - $646,681; November 30, 2010 - $819,628) with an increase of $848,007 (August 31, 2011 $738,445; November 30, 2010 - $848,007) to exploration and evaluation expenditures. The remaining $91,763 at August 31, 2011 (November 30, 2010 - $28,379) represents the decrease in the accretion of the liability and foreign exchange which decreases the deficit.

Titan Uranium Inc.
(a development stage company)
(Stated in Canadian dollars)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended November 30, 2011 and 2010
(Unaudited – Prepared by Management) – Page 33

18.	FIRST TIME ADOPTION OF IFRS (continued)

Explanation of Reconciling Items (continued)

ii)	Flow-through shares

Under pre-changeover Canadian GAAP, the entire proceeds from the issuance of flow-through shares were recognized in equity less the tax effects of renunciation. Under IFRS, on issuance of flow-through shares, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and ; ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and the premium is recognized as other income.

As a result, for issuances of flow-through shares for which expenditures have been incurred, share capital was decreased by $124,908 at August 31, 2011, accounts payable was increased by $531,134. The net impact on net loss for the year ended August 31, 2011 was an increase of $406,226 which flows into the deficit account as at August 31, 2011.

Where flow-through shares were issued but expenditures not incurred by the end of the reporting period, a liability is shown in other liabilities. This resulted in an increase to accounts payable and accrued liabilities of $655,908 and a corresponding decrease in share capital as at November 30, 2010.

SCHEDULE “C”

Unaudited pro forma condensed consolidated statements of financial position as at September 30, 2011, the unaudited pro forma condensed consolidated statements of comprehensive loss for the year ended September 30, 2011, and the unaudited pro forma condensed consolidated statements of comprehensive income (loss) for the three months ended December 31, 2011 of EFI

Pro Forma
Condensed Consolidated Financial Statements
(Unaudited)

Expressed in U.S. Dollars
For the Three Months Ended December 31, 2011 and
the Year Ended September 30, 2011

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statements of Financial Position
As at September 30, 2011
(Unaudited)
(Expressed in US Dollars)

	Energy Fuels
	Inc.	Titan Uranium
	As at	Inc.			Pro Forma
	September 30,	As at			Consolidated
	2011Titan	August 31,		Pro Forma	Energy Fuels
	Uranium Inc.	2011	Note 4	Adjustments	Inc.
ASSETS
Current assets
Cash and cash equivalents	$6,954,646	$2,111,576		$-	$9,066,222
Marketable securities	-	361,127	a, b	3,038,873	3,400,000
Prepaid expenses and other assets	681,728	422,025			1,103,753
	7,636,374	2,894,728		3,038,873	13,569,975
Non-current
Property, plant and equipment	13,035,102	39,582			13,074,684
Exploration and evaluation costs	20,257,050	23,637,345	b, c	6,290,934	50,185,329
Restricted cash	2,563,974	2,038,280			4,602,254
	$43,492,500	$28,609,935		$9,329,807	$81,432,242
LIABILITIES & SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable and accrued liabilities	$833,024	$2,271,527	d	$1,604,628	$4,709,179
Current portion of decommissioning liability	13,451	205,094			218,545
Current portion of long-term debt	1,076	-			1,076
	847,551	2,476,621		1,604,628	4,928,800
Non-current
Long-term decommissioning liability	452,301	1,458,975			1,911,276
Derivative liability	-	111,517			111,517
	1,299,852	4,047,113		1,604,628	6,951,593
SHAREHOLDERS' EQUITY
Capital stock	59,488,437	84,519,172	e	32,498,519	92,056,601
			f	430,772
			g	(84,519,172)
			a	(361,127)
Contributed surplus	18,530,694	16,766,076	h	540,853	19,071,547
			i	(16,766,076)
Accumulated deficit	(34,575,045)	(76,722,426)	j, k	75,901,410	(35,396,061)
Accumulated other comprehensive loss	(1,251,438)				(1,251,438)
	42,192,648	24,562,822		7,725,179	74,480,649
	$43,492,500	$28,609,935		$9,329,807	$81,432,242

See accompany notes to the pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statements of Comprehensive Loss
For the Year Ended September 30, 2011
(Unaudited)
(Expressed in US Dollars)

	Energy Fuels Inc.	Titan Uranium
	Year Ended	Inc.	Pro Forma
	September 30,	Year Ended	Consolidated
	2011	August 31, 2011	Energy Fuels Inc.
EXPENSES
Administrative	$540,391	$1,002,023	$1,542,414
Accretion	-	32,064	32,064
Consulting	204,769	216,037	420,806
Depreciation	109,031	43,610	152,641
Foreign exchange loss	(383,785)	120,107	(263,678)
Insurance	184,512	-	184,512
Interest expense	396	-	396
Professional fees	424,140	-	424,140
Salaries and other benefits	1,371,996	-	1,371,996
Shareholder relations	397,223	312,056	709,279
Stock-based compensation	735,658	996,481	1,732,139
Write-down of resource properties	-	15,301,101	15,301,101
	(3,584,331)	(18,023,479)	(21,607,810)

Finance income	11,492	46,528	58,020
Other income	5,567	126,134	131,701
Future income tax recovery	-	1,496,132	1,496,132
Gain on disposal of resource properties	-	665,326	665,326
Realized derivative liability loss	-	(484,523)	(484,523)
Realized gain on marketable securities	-	148,069	148,069
Unrealized derivative liability loss	-	(1,332,520)	(1,332,520)
Unrealized loss on marketable securities	-	(1,080,362)	(1,080,362)
NET LOSS FOR THE YEAR	(3,567,272)	(18,438,695)	(22,005,967)
Foreign currency translation reserve	(1,251,438)	-	(1,251,438)
NET COMPREHENSIVE LOSS FOR THE YEAR	$(4,818,710)	$(18,438,695)	$(23,257,405)

LOSS PER COMMON SHARE
- BASIC AND DILUTED			$(0.11)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 5)			200,650,680

See accompany notes to the pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statements of Comprehensive Income (Loss)
For the Three Months Ended December 31, 2011
(Unaudited)
(Expressed in U.S. Dollars)

	Energy Fuels	Titan Uranium
	Inc.	Inc.
	Three Months	Three Months	Pro Forma
	Ended	Ended	Consolidated
	December 31,	November 30,	Energy Fuels
	2011	2011	Inc

EXPENSES
Administrative	$81,162	$173,302	$254,464
Accretion-	-	7,881	7,881
Consulting	66,749	28,479	95,228
Depreciation	18,182	5,008	23,190
Foreign exchange loss	151,170	42,971	194,141
Insurance	85,576	-	85,576
Interest expense	15,687	-	15,687
Professional fees	129,273	-	129,273
Salaries and other benefits	260,202	-	260,202
Shareholder relations	100,726	48,368	149,094
Stock-based compensation	11,033	-	11,033
	(919,760)	(306,009)	(1,225,769)

OTHER
Finance income	4,339	2,764	7,103
Other income	325,084	313,066	638,150
Unrealized derivative liability gain	-	21,673	21,673
Unrealized loss on marketable securities	-	(8,170)	(8,170)
NET INCOME (LOSS) FOR THE PERIOD	(590,337)	23,324	(567,013)
Foreign currency translation reserve	172,357	-	172,357
NET COMPREHENSIVE INCOME (L055) FOR THE PERIOD	$(417,980)	$23,324	$(394,656)

LOSS PER COMMON SHARE
- BASIC AND DILUTED			($0.00)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 5)			213,274,084

See accompany notes to the pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011 AND THE
YEAR ENDED SEPTEMBER 30, 2011 (Unaudited)
(Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the acquisition whereby Energy Fuels Inc. ("Energy Fuels" or "EFI" or the "Company") acquired Titan Uranium Inc. ("Titan") and will continue operations under Energy Fuels.

The unaudited pro forma condensed consolidated statement of financial position of the Company as at September 30, 2011 and unaudited pro forma condensed consolidated statements of comprehensive income (loss) for the three month period ended December 31, 2011 and for the year ended September 30, 2011 have been prepared by management, using financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") for illustrative purposes only.

These pro forma statements have been compiled from the consolidated financial statements of the Company and Titan as follows:

For the statement of financial position:

  The EFI unaudited condensed consolidated statement of financial position as at September 30, 2011.
  The Titan unaudited condensed consolidated statement of financial position as at August 31, 2011 which has been translated to U.S. dollars at the August 31, 2011 exchange rate of $1 (CON) = $1.0221 (US).

For the statements of comprehensive income (loss):

  The unaudited pro forma condensed consolidated statement of loss for the year ended September 30, 2011 combining the unaudited condensed consolidated statement of comprehensive loss of EFI for the year ended September 30, 2011, and the unaudited condensed consolidated statement of comprehensive loss for Titan for the year ended August 31, 2011. The Titan amounts have been translated to the U.S. dollar for the period shown using the average exchange rate of $1 (CDN) = $1.0109 (US).
  The unaudited pro forma condensed consolidated statement of comprehensive income (loss) for the three months ended December 31, 2011, combining the unaudited condensed consolidated statement of comprehensive loss of the Company for the three months ended December 31, 2011, and the unaudited condensed consolidated statement of income of Titan for the three months ended November 30, 2011. The Titan amounts have been translated to the U.S. dollar for the period shown using the average exchange rate of $1 (CDN) = $1.0055 (US).

The unaudited pro forma condensed consolidated statement of financial position at September 30, 2011 reflects the transaction as being completed on September 30, 2011, as described in Note 3. The unaudited pro forma condensed consolidated statement of income (loss) for the three months ended December 31, 2011 and for the year ended September 30, 2011 have been prepared as if the transaction described in Note 3 had occurred on October 1, 2010.

It is management's opinion that these unaudited pro forma condensed consolidated financial statements present in all material respects, the transaction described in Note 3, in accordance with !FRS, applied on a basis consistent with Energy Fuels accounting policies. The accounting principles used in the preparation of these statements are consistent with the Company's accounting policies as at December 31, 2011. The unaudited pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the transaction been effected on the dates indicated. Actual amounts recorded upon consummation of the proposed transaction will likely differ from those recorded in the unaudited pro forma condensed consolidated financial statement information. Any potential synergies that may be realized upon consummation of the transaction have been excluded from the unaudited pro forma condensed financial statement information. Integration costs incurred as a result of the transaction are reflected in the unaudited pro forma condensed consolidated statement of financial position as at September 30, 2011. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011 AND THE
YEAR ENDED SEPTEMBER 30, 2011 (Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are set out in the Company's consolidated financial statements as at December 31, 2011. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of Energy Fuels to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Titan conform in all material respects to those of the Company.

3. ACQUISITION OF TITAN URANIUM INC.

On December 5, 2011, the Company and Titan entered into an agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement ("Arrangement"), all of the outstanding common shares of Titan. Titan's primary U.S. mineral property is the Sheep Mountain Project located about 8 miles south of Jeffrey City, Wyoming.

The shareholders of EFI and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012. The Arrangement has been approved by the Toronto Stock Exchange and was approved by the Supreme Court of British Columbia on February 21, 2012. The acquisition was completed on February 29, 2012.

Pursuant to the Arrangement, Titan shareholders received 0.68 of an EFI common share for each common share of Titan. Under the terms of the Arrangement, all outstanding warrants of Titan became exercisable for common shares in EFI. The number of shares received upon exercise and the exercise price of Titan's outstanding warrants were adjusted proportionately to reflect the share exchange ratio. Under the terms of the Arrangement, all Titan options expired on the business day preceding the transaction close date.

The cost of acquisition included the fair value of the issuance of the following instruments: 89,063,997 Energy Fuels common shares at C$0.36 per share, plus 14,926,881 share purchase warrants of Energy Fuels, with an average exercise price of C$0.63 per share and a fair value of $540,853.

Acquisition costs totaled $1,214,384, including the issuance of 1,256,489 EFI common shares to Dundee Securities, Ltd., valued at $430,772 in satisfaction of the advisory fee, bringing the total purchase price to $34,253,756.

The value of the Energy Fuels shares issued was calculated using the share price of the Company's shares on the date the acquisition closed.

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the fair value of the warrants of Titan assumed as part of the acquisition:

Risk-free rate	0.92% - 0.94%
Expected life	0.76 — 1.43 years
Expected volatility	74% - 106%
Expected dividend yield	0.0%

The Company acquired, as a result of the acquisition, a liability that provides for a payment obligation of $4,000,000 if the month end spot uranium price exceeds $85 per pound prior to September 30, 2012. The Company has determined that the payment terms constitute an embedded derivative and have valued the derivative liability using a valuation model. The uranium spot price and the expected volatility of the uranium spot price have a significant impact on the value derived from the valuation model. Due to the current month-end spot price of uranium ($51.00), the low volatility of the spot price, and the relative proximity to the expiration of the contract (September 30, 2012) the Company has deemed the derivative liability to be insignificant to these financial statements.

The transaction was accounted for as an asset purchase and the cost of each item of mineral interests, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011 AND THE
YEAR ENDED SEPTEMBER 30, 2011 (Unaudited)
(Expressed in U.S. Dollars)

3. ACQUISITION OF TITAN URANIUM INC {continued)

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

$
89,063,997 common shares of EFI	32,498,519
Fair value of warrants assumed	540,853
Transaction costs incurred	1,214,384
Purchase consideration	34,253,756

The purchase price was allocated as follows:
Cash and cash equivalents	297,878
Marketable securities	3,446,179
EFI shares held by Titan	371,096
Prepaid expenses and other assets	221,488
Property, plant and equipment	42,917
Evaluation and exploration costs	34,323,130
Restricted cash	2,007,119
Accounts payable and accrued liabilities	(3,025,602)
Loans and borrowings	(1,102,891)
Due to related parties	(1,026,453)
Decommissioning liability	(1,301,105)
Net identifiable assets	34,253,756

4. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect the following assumptions and adjustments to give effect to the acquisition of all the issued and outstanding common shares of Titan as described in Note 3 as if the transaction had occurred on October 1, 2010.

a)	An adjustment of ($361,127) to reflect 1,046,067 shares of EFI held by Titan.
b)	An adjustment of $3,400,000 to reflect the sale of Canadian mineral properties to Mega Uranium in exchange for 10,000,000 common shares valued at $0.34 on February 29, 2012,
c)	An adjustment of $9,690,934 to reflect the excess of the purchase price of the common shares of Titan over the net assets of Titan acquired.
d)	An adjustment of $1,604,628 to reflect the combined cash costs incurred by the Company and Titan to complete the transaction.
e)

An adjustment of $32,498,519 to reflect the issuance of 89,063,997 common shares of Energy Fuels in exchange for 130,976,467 common shares of Titan (issued and outstanding as at February 28, 2012). The closing share price of EFI was C$0.36 on February 29, 2012, the acquisition date.

f)	An adjustment of $430,772 to reflect 1,256,489 shares issued to Dundee Securities in satisfaction of the advisory fee.
g)	An adjustment of $84,519,172 to eliminate Titan's share capital.
h)

An adjustment of $540,853 to reflect the issuance of 14,926,881 share purchase warrants of EFI on the basis of 0.68 of a Titan share purchase warrant, which entitles the holder to acquire one common share of EFI at an average exercise price of C$0.63.

i)	An adjustment of $16,766,076 to eliminate Titan's contributed surplus.
j)	An adjustment of $76,722,426 to eliminate Titan's accumulated deficit.
k)	An adjustment of ($821,016) to reflect Titan's cash costs to complete the transaction.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED
SEPTEMBER 30, 2011
(Unaudited)
(Expressed in U.S. Dollars)

5. PRO FORMA SHARES OUTSTANDING

The average number of shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

	Three Months Ended	Year Ended
	December 31, 2011	September 30, 2011
Weighted average shares outstanding of Energy Fuels for the period	123,999,665	111,376,261
Issued to acquire Titan Uranium	89,063,997	89,063,997
issued to Dundee Securities for advisory fee	1,256,489	1,256,489
Treasury shares	(1,046,067)	(1,046,067)
Pro forma basic and diluted weighted average shares of Energy Fuels	213,274,084	200,650,680

6. PRO FORMA SHARE CAPITAL

	Number of
	Shares	$
Energy Fuels shares outstanding - September 30, 2011	123,999,665	59,488,437

Energy Fuels shares exchanged on the basis of 0.68 shares for each Titan share	89,063,997	32,498,519
issued to Dundee Securities for advisory fee	1,256,489	430,772
Treasury shares	(1,046,067)	(361,127)
Pro forma common shares - September 30, 2011	213,274,084	92,056,601